Exhibit 99.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 8, 2024)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR+ at www.sedarplus.ca. Additional information can also be accessed from the company’s website www.fairfax.ca.
(2)	In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.
(3)	The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
(4)	Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company’s measures and ratios, which include:

Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $10.00 per common share dividend), long equity exposures and long equity exposures and financial effects.

Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.

Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.

Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, float, average float, annual benefit (cost) of float, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Adoption of IFRS 17 Insurance Contracts (“IFRS 17”) on January 1, 2023

On January 1, 2023 Fairfax adopted the new accounting standard for insurance contracts (IFRS 17).

●	It has resulted in considerable changes to the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance operations – the most significant being the discounting of the company’s net insurance liabilities and the addition of a risk adjustment for uncertainty.
●	This new accounting standard has not changed the way management evaluates the performance of its insurance and reinsurance operations. The company remains focused on underwriting profit on an undiscounted basis with strong reserving and all of the property and casualty insurance and reinsurance operations continue to use the traditional industry measures of gross premiums written, net premiums written and combined ratios to manage their business.
●	A reconciliation from insurance service result presented within note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023 to underwriting profit, a metric historically presented within the company’s MD&A, is included within the Overview of Consolidated Performance and Components of Net Earnings sections of this MD&A for each of the company’s property and casualty insurance and reinsurance reporting segments.
●	In accordance with the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022 and the prior year presented in the consolidated financial statements was restated. The prior year and additional prior period information included in historical tables presented in this MD&A were restated where indicated.
●	Refer to note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023 and to the Accounting and Disclosure Matters section at the end of this MD&A, under the heading Adoption of IFRS 17 Insurance Contracts, for additional details.

Impact on Consolidated Financial Statements

Common Shareholders’ Equity and Book value per basic share

The table below summarizes the measurement adjustments to the restated consolidated balance sheets, recorded through retained earnings as at January 1, 2022 and as at December 31, 2022, and the benefit to book value per basic share:

	December 31, 2022	January 1, 2022
Common shareholders' equity as previously reported (book value per basic share at December 31, 2022 - $657.68 and January 1, 2022 - $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders' equity as restated (book value per basic share at December 31, 2022 - $762.28 and January 1, 2022 - $636.89)	17,780.3	15,199.8

●	The effect of initially applying IFRS 17 was an increase in common shareholders’ equity of $150.2 as presented in the table above which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	The cumulative effect of initially applying IFRS 17 was an increase in common shareholders’ equity of $2,439.6 (an increase in book value per basic share of $104.60), as presented in the table above, and was principally comprised of (i) the impact on the January 1, 2022 consolidated balance sheet of $150.2 recognized in retained earnings, and (ii) the increase in consolidated net earnings attributable to shareholders of Fairfax for 2022 of $2,227.0.
●	The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from non-financial risk from the insurance contracts and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2023 of 83.8% (December 31, 2022 - 84.0%; and January 1, 2022 - 84.4%). Refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023, under the heading “Risk adjustment for non-financial risk”, for additional details.

Consolidated Statement of Earnings for the year ended December 31, 2022

The table below summarizes the measurement adjustments to the restated net earnings (loss) attributable to shareholders of Fairfax in 2022:

2022
Net earnings attributable to shareholders of Fairfax as previously reported (net earnings per diluted share of $43.49)	1,147.2
IFRS 17 measurement adjustments:
Discounting of losses and loss adjustment expenses, net recognized in insurance service result	1,514.5
Net finance income, primarily the effect of increases in discount rates during the year	1,617.3
Inclusion of a specific risk adjustment for non-financial risk of losses and loss adjustment expenses, net and other recognized in insurance service result	(213.7)
Foreign exchange and other measurement adjustments	266.7
Deferred income taxes	(665.2)
Non-controlling interests	(292.6)
2,227.0
Net earnings attributable to shareholders of Fairfax as restated (net earnings per diluted share of $131.37)	3,374.2

Measurement adjustments	Analysis
Effects of discounting in insurance service result

Discounting losses and ceded losses on claims recorded in the period: cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.

During 2022 the duration of the company’s current accident year net reserves required the majority be discounted using rates that ranged from the 1-year euro yield curve at 3.48% to the 5-year U.S. dollar yield curve at 4.90%.

Net finance income (expense) from insurance contracts and reinsurance contract assets held

Changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the LRC under the GMM and the LIC under all measurement models at current rates.

Reflects the benefit of a general increase in discount rates during 2022 as the change in the interest rate environment was more pronounced in 2022 compared to the transition adjustment recorded in retained earnings as at January 1, 2022, which was partially offset by interest accretion from unwinding of the discount.

Deferred income taxes and other

Primarily comprised of the above noted items tax effected at the underlying operating companies’ statutory tax rates and the allocation of the net earnings impact to non-controlling interests at Allied World, Odyssey Group and Brit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Consolidated Performance

The analysis that follows presents the company’s five year track record in a format that the company has consistently used in its external reporting. This analysis is consistent with what management and the company’s Board of Directors use when assessing performance and growth in the various businesses, and is believed to help readers understand the business and the value of Fairfax.

Five year Financial Profile

Net earnings attributable to shareholders of Fairfax

2023 was the best year in Fairfax’s history with net earnings of $4,381.8, producing record adjusted operating income of $3,938.5 (or operating income of $5,730.1 including the benefit of discounting, net of a risk adjustment on claims) from the property and casualty insurance and reinsurance operations, reflecting records achieved in core underwriting performance and interest and dividends, and increased share of profit of associates.

Since 2019, gross premiums written by the company’s property and casualty insurance and reinsurance operations has increased by 70.9% to a record $28,890.1 (from $16,904.8), in turn increasing both their total float (year-end float increased by 62.0% from $20,631.1 to $33,415.9) and their total investments, net of derivative obligations (increased by 69.4% from $32,997.5 to $55,892.6). This was achieved while the company’s property and casualty insurance and reinsurance operations produced record underwriting profit of $1,522.2 (an increase of 285.9% from $394.5), together with historic interest and dividends of $1,654.7 (an increase of 151.9% from $657.0) and continued strength in share of profit of associates (an increase to $761.6 from $56.0), reflecting continued growth and improvement in the associates.

Property and Casualty Insurance and Reinsurance

Underwriting Performance

●	The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Property and Casualty Insurance and Reinsurance
	2023					2022
	North	Global	International			North	Global	International
	American	Insurers and	Insurers and			American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total		Insurers	Reinsurers	Reinsurers	Total
Insurance service result	977.1	2,828.0	330.8	4,135.9		964.0	1,886.7	230.2	3,080.9
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)		(262.3)	(293.9)	(145.6)	(701.8)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(1,334.7)	(96.0)	(1,813.6)		(249.0)	(982.0)	(71.7)	(1,302.7)
Changes in the risk adjustment and other	(0.7)	(14.3)	37.0	22.0		(19.7)	48.2	0.4	28.9
Underwriting profit	312.7	1,118.6	90.9	1,522.2		433.0	659.0	13.3	1,105.3
Interest and dividends	443.3	1,031.1	180.3	1,654.7		234.0	413.3	98.8	746.1
Share of profit of associates	165.1	469.2	127.3	761.6		239.8	429.3	52.4	721.5
Adjusted operating income	921.1	2,618.9	398.5	3,938.5		906.8	1,501.6	164.5	2,572.9

Combined ratios, discounted(1)	85.7%	77.7%	85.5%	81.0%		84.7%	84.1%	87.8%	84.6%
Combined ratios, undiscounted(2)	95.2%	91.7%	95.9%	93.2%		92.9%	94.8%	99.3%	94.7%
Adjusted operating income interest coverage(3)(4)				11.9	x				8.1	x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				9.9	x				6.8	x

(1)	A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.
(2)	A traditional performance measure of underwriting results within the property and casualty industry.
(3)	Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(4)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(5)	Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
●	Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 53.1% to a record of $3,938.5 from $2,572.9, reflecting the best year in the company’s history for underwriting profit and interest and dividends.
●	The insurance service result of the property and casualty insurance and reinsurance operations increased from $3,080.9 in 2022 to $4,135.9 in 2023, primarily reflecting a greater benefit from discounting net losses on claims due to increased average discount rates during the year resulting in reduced losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings, increased business volumes (net insurance revenue increased by 8.8%) and decreased current period catastrophe losses on an undiscounted basis.

Key drivers of Fairfax’s consolidated performance in 2023 compared to 2022, an analysis of Fairfax’s five year performance, an overview of the current insurance environment and the company’s strong financial position are discussed below.

							Net favourable prior year
					Catastrophe losses(1)		reserve development
						Combined		Combined
	Gross premiums			Combined		ratio	Favourable	ratio
	written, third	Net premiums	Underwriting	ratios,		impact,	reserve	impact,
	party	written	profit	undiscounted	Losses	undiscounted	development	undiscounted
2019	16,904.8	13,261.1	394.5	96.9%	497.8	4.0%	479.8	3.8%
2020	18,979.1	14,717.7	309.0	97.8%	1,313.0	9.5%	454.9	3.3%
2021	23,796.0	17,809.4	801.2	95.0%	1,203.2	7.5%	355.6	2.2%
2022	27,561.7	21,927.0	1,105.3	94.7%	1,255.7	6.1%	196.2	0.9%
2023	28,890.1	22,695.4	1,522.2	93.2%	897.3	4.0%	309.6	1.4%

% change 2023 over 2022	4.8%	3.5%
% change 2023 over 2019	70.9%	71.1%

(1)	Includes COVID-19 losses of $55.1 and $668.7 in 2021 and 2020.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	Net premiums written by the property and casualty insurance and reinsurance operations increased by 3.5% to a record $22,695.4 from $21,927.0, and gross premiums written increased by 4.8%, reflecting growth across most operating companies, partially offset by decreases at Odyssey Group, principally reflecting the non-renewal of a significant quota share contract which contributed nominal underwriting profit, and decreased U.S. crop insurance, and at Brit, following strategic underwriting actions to reduce both its gross and net property catastrophe exposure. The growth in net and gross premiums written was also partially offset by decreased premium volume in both cyber and professional liability lines of business impacted by pricing and coverage as the company continues to be disciplined in writing new business. Excluding the non-renewal of Odyssey Group’s quota share contract, gross premiums written increased by 6.0% and net premiums written increased by 5.0%.
●	The company’s net premiums written to statutory surplus (total equity) in 2023 decreased primarily due to Odyssey Group at 0.8 times, principally reflecting the non-renewal of a significant quota share contract and targeted decreases in U.S. crop insurance, and Brit at 1.0 times, primarily reflecting strategic underwriting actions to reduce both its gross and net property catastrophe exposure. The decrease was partially offset by Crum & Forster at 1.7 times and Northbridge at 1.1 times reflecting their ability to further expand in the favourable market conditions that continue to prevail in many of their markets, particularly in North America. On December 26, 2023 Gulf Insurance’s assets and liabilities were consolidated and their statement of earnings activity will be reported commencing in the first quarter of 2024. Gulf Insurance’s net premiums written to statutory surplus was 1.4 times in 2023.
●	The company’s property and casualty insurance and reinsurance operations reported record underwriting profit in 2023 of $1,522.2 (an increase of 37.7%) and a 93.2% undiscounted combined ratio that included lower catastrophe losses of $897.3 or 4.0 combined ratio points, surpassing the previous underwriting record in 2022 that produced an undiscounted combined ratio of 94.7% and an underwriting profit of $1,105.3 which absorbed significant catastrophe losses of $1,255.7 or 6.1 combined ratio points.
●	Current period catastrophe losses on an undiscounted basis in 2023 of $897.3 or 4.0 combined ratio points principally reflected exposure to the Hawaii wildfires and the earthquake in Turkey compared to $1,255.7 or 6.1 combined ratio points in 2022 which primarily reflected the impact of Hurricane Ian, France hailstorms, Australian floods and Brazil drought. The impact of the increased frequency and severity experienced in catastrophe losses during 2022 were mitigated by the company’s property and casualty insurance and reinsurance operations’ strong underwriting and risk management discipline, diversification provided by the company’s decentralized organization, and the significant growth achieved in net premiums earned.
●	Despite significant increases in catastrophe losses in 2020 through 2022, including the impact of COVID-19 losses in 2020, the company has achieved strong underwriting profits in each of the last five years. The company’s results in 2023 and 2022 reflected the diversification provided by the company’s decentralized organization, and the significant growth achieved in net insurance revenue of 8.8% in 2023 compared to 2022, where the premium base expanded significantly enabling the company to absorb catastrophe losses in those periods within underlying underwriting profit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The continued strong underwriting performance by reporting segment was as follows:

	2023		2022
	Combined ratios,	Underwriting profit	Combined ratios,	Underwriting profit
	undiscounted		undiscounted
North American Insurers
Northbridge	91.1%	179.8	89.4%	204.8
Crum & Forster	97.7%	86.6	94.5%	189.5
Zenith National	93.8%	46.3	94.7%	38.7
	95.2%	312.7	92.9%	433.0

Global Insurers and Reinsurers
Allied World	89.5%	481.8	90.7%	388.7
Odyssey Group	93.4%	397.3	96.3%	209.0
Brit	91.9%	239.5	97.9%	61.3
	91.7%	1,118.6	94.8%	659.0

International Insurers and Reinsurers	95.9%	90.9	99.3%	13.3
Property and casualty insurance and reinsurance	93.2%	1,522.2	94.7%	1,105.3

●	The property and casualty insurance and reinsurance operations continued to experience net favourable prior year reserve development, with an increased net benefit of $309.6 or 1.4% combined ratio points in 2023 compared to a net benefit of $196.2 or 0.9% in 2022, principally reflecting increased net favourable prior year reserve development in the Global Insurers and Reinsurers and North American Insurers reporting segments.
●	Run-off reported net adverse prior year reserve development of $259.4 on an undiscounted basis principally related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs. For details on the Life insurance and Run-off reporting segment, refer to the Components of Net Earnings section of this MD&A under the heading “Life insurance and Run-off”.

Insurance Environment

In 2023, property and casualty insurers once again experienced strong growth in premium volume due to favourable underwriting conditions and rate increases across most lines of business. The property and casualty insurance and reinsurance industry absorbed natural catastrophe losses exceeding $100 billion for the fourth consecutive year, with losses in 2023 driven by both traditional and secondary perils with a disproportionate share of the losses coming from severe thunderstorm events. The insurance industry continues to grapple with increased risks stemming from natural disasters, which are exacerbated by climate change, urbanization, and economic and social inflation. These concerns are particularly pronounced in casualty insurance lines. With the continued elevated catastrophe losses and inflationary pressures, notably within property and motor claims, the property and casualty insurance and reinsurance industry is expected to report a modest underwriting loss in 2023.

In 2024, underwriting conditions are anticipated to remain favourable with inflationary pressures continuing to support a stronger rating environment, albeit with more modest growth following continued healthy rate increases in both 2022 and 2023. Commercial lines insurers demonstrated strong underwriting performance in 2023 with continued strong performance expected in 2024. The driving factors behind the growth are the substantial net premiums that will be earned following increased business volumes and rate hikes from previous years across most major commercial lines. Despite the overall trend of rising insurance rates, workers’ compensation stands out as an exception with its strong multi-year underwriting performance continuing to place downward pressure on its tightly regulated pricing.

Property and casualty reinsurers enjoyed another year of meaningful rate increases, particularly in property lines of business. Compared to the previous year, January 1st renewal season was more orderly and competitive. The greater availability of capacity was driven by the rebound of traditional reinsurer capital levels during the year driven by strong underlying margins, higher investment income and the reversal of unrealized losses on investments incurred during 2022, and by an influx of alternative capital. In casualty lines, with rate increases moderating and the continued impact of social and economic inflation, prudence in risk selection and reserving has remained a dominant theme. Demand for property reinsurance is expected to sustain the hard market conditions into 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net finance income (expense) from insurance contracts and reinsurance contract assets held

●	Total effects of discounting and risk adjustment recognized in the consolidated statement of earnings for the years ended December 31 were comprised as follows:

	2023	2022
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance income (expense) from insurance contracts	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held	547.1	(397.1)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3

Effects of discounting for future periods and risk adjustment and other recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	1,847.8	1,291.4
Changes in the risk adjustment and other	(32.1)	115.1
Effects included in insurance service result	1,815.7	1,406.5
Total pre-tax net benefit in the consolidated statement of earnings	210.1	3,023.8

During 2023 the company recorded a total net benefit of $210.1, principally reflecting the net benefit of discounting losses and ceded losses on claims of $1,847.8 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during 2023 of $1,605.6. The net finance expense during 2023 of $1,605.6 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during 2023 of $1,387.5 and the effect of modest decreases in discount rates during the year of $218.1.

During 2022 the company recorded a total net benefit of $3,023.8, principally reflecting net finance income from insurance contracts and reinsurance contract assets held of $1,617.3 and the benefit of discounting of losses and ceded losses on claims of $1,291.4 (recognized in the insurance service result as a reduction to losses and ceded losses on claims). The net finance income recorded during 2022 primarily reflected the benefit of significant increases in discount rates of $1,928.6, as the change in the interest rate environment was more pronounced in 2022 compared to 2023, partially offset by interest accretion from unwinding the effects of discounting of $311.3.

Refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023 for additional details on the discount rates applied to losses and ceded losses on claims recorded in the years ended December 31, 2023 and 2022.

Investment Performance

Interest and dividends

	Interest income	Dividends	Investment expenses	Interest and dividends
2019	826.3	93.7	(39.8)	880.2
2020	716.5	77.8	(25.1)	769.2
2021	568.4	108.2	(35.8)	640.8
2022	873.5	140.4	(52.1)	961.8
2023	1,841.1	133.8	(78.7)	1,896.2

●	Consolidated interest and dividends increased significantly from $961.8 to a record $1,896.2 (comprised of $1,654.7 earned in the property and casualty insurance and reinsurance operations investment portfolio, with the remainder earned in life insurance and run-off, non-insurance companies and corporate and other), primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the year, net purchases of longer-dated U.S. treasury bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	At December 31, 2023 the company’s insurance and reinsurance companies held portfolio investments of $60,727.0 (excluding Fairfax India’s portfolio of $2,282.7), of which $7,165.6 was in cash and short term investments representing 11.8% of those portfolio investments. During 2023 the company used cash and net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasuries to purchase $11,479.2 of U.S. treasuries with maturities between 5 to 7 years and to make net purchases of $2,261.5 of short-dated first mortgage loans. These actions should result in continued higher levels of interest income for approximately the next four years based on the current fixed income portfolio.
●	During 2023 the company, in partnership with Kennedy Wilson, completed net purchases of $2.2 billion of first mortgage loans from Pacific Western Bank; the average annual return on the capital deployed with the loans is expected to exceed 10%. At December 31, 2023 the company’s fixed income portfolio is conservatively positioned with effectively 69% of the fixed income portfolio invested in government bonds, 20% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.

Share of profit (loss) of associates

	Insurance and reinsurance				Non-insurance
											Share of
		Gulf	All								Profit (loss)
	Eurolife(1)	Insurance (2)	other	Total	Eurobank	Resolute	Poseidon(3)	Quess	All other	Total	of associates
2019	154.8	15.4	(23.7)	146.5	—	(4.9)	83.8	(183.2)	127.4	23.1	169.6
2020	6.1	5.8	107.4	119.3	(11.9)	(57.0)	116.4	(124.6)	(155.0)	(232.1)	(112.8)
2021	14.3	55.5	2.8	72.6	162.3	75.9	69.5	(1.4)	23.1	329.4	402.0
2022 (4)	—	60.7	(22.6)	38.1	263.0	159.0	258.2	6.8	297.3	984.3	1,022.4
2023	—	42.6	38.1	80.7	437.7	—	149.6	(47.0)	401.2	941.5	1,022.2

(1)	Consolidated on July 14, 2021.
(2)	Consolidated on December 26, 2023.
(3)	Formerly Atlas Corp. during 2022, 2021 and 2020, and Seaspan Corporation during 2019.
(4)	Restated for the adoption of IFRS 17 on January 1, 2023.

●	Share of profit of associates of $1,022.2 in 2023 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of $437.7 compared to $263.0 in 2022) and EXCO (share of profit of $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit in Poseidon (share of profit of $149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of $47.0 which included a non-cash impairment charge of $52.8 compared to share of profit of $6.8 in 2022).

Refer to note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023 for additional details on transactions that were completed in 2023 with respect to the company’s investments in associates.

Net gains (losses) on investments

	Long equity	Short equity	Net equity exposures			Net gains (losses)
	exposures	exposures	and financial effects	Bonds	Other	on investments
2019	1,280.0	(57.8)	1,222.2	110.4	383.6	1,716.2
2020	371.9	(528.6)	(156.7)	460.2	9.6	313.1
2021	2,312.1	—	2,312.1	(260.9)	1,393.9	3,445.1
2022 (1)	(243.8)	—	(243.8)	(1,086.1)	(243.3)	(1,573.2)
2023	1,217.6	—	1,217.6	714.1	17.8	1,949.5

(1)	Restated for the adoption of IFRS 17 on January 1, 2023.
●	Net gains on long equity exposures of $1,217.6 in 2023 were primarily comprised of net gains on common stocks ($464.4), net gains on long equity total return swaps ($349.1, which included net gains of $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of $204.2 on reclassification of the company’s residual investment to FVTPL), realized gains on the disposition of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s equity accounted investment in Resolute ($44.2, primarily related to the Contingent Value Right (“CVR”) which provides holders with the right to a share of any future softwood lumber duty deposit refunds) and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados ($78.0). During 2023 all securities related to the AVLNs that were required to be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023 pursuant to the terms of the amended agreement were purchased or sold. The inception-to-date net gain on closure of the AVLNs was $65.8, comprised of net realized gains on investments of $95.6 recognized in the consolidated statement of earnings, partially offset by charges to retained earnings of $29.8, recognized in net changes in capitalization in the consolidated statement of changes in equity, related to purchases of shares of the company’s subsidiaries.
●	Net gains on bonds of $714.1 in 2023 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to U.S. and other corporate bonds) and Greek government bonds ($80.0).

Non-insurance companies

Operating income (loss) – Non-insurance companies

			Performance	Fairfax India
	Restaurants		fee expense	excluding impact of	Thomas Cook
	and retail(1)	Fairfax India(1)	(income)(2)	performance fee	India(1)	Other(1)(3)	Total
2019	79.4	113.6	48.5	162.1	(176.7)	(18.7)	46.1
2020	(69.5)	11.0	(42.0)	(31.0)	(66.5)	(53.7)	(220.7)
2021	86.5	(60.7)	85.2	24.5	(44.2)	11.4	78.2
2022	137.9	162.0	(36.4)	125.6	10.5	(89.1)	184.9
2023	91.5	75.6	69.4	145.0	35.0	(80.2)	191.3

(1)	As disclosed in note 23 (Segmented Information) to the relevant consolidated financial statements for the years ended December 31.
(2)	Relates to performance fees recorded by Fairfax India to be paid to the company pursuant to Fairfax India’s investment advisory agreement with the company. This intercompany fee is eliminated in the company’s consolidated financial reporting. Refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023. Fairfax has earned $229.8 in performance fees from Fairfax India since Fairfax India’s inception in 2015, of which $119.6 was paid in subordinate voting shares of Fairfax India for the cumulative periods ended December 31, 2020. At December 31, 2023 the holding company had a performance fee receivable of $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.
(3)	Includes non-cash goodwill impairment charges on Farmers Edge of $63.5 (2022 - $133.4).
●	Excluding the impact of Fairfax India’s performance fee (income), operating income of the non-insurance companies increased to $191.3 in 2023 from $184.9 in 2022. Excluding the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 and 2022 of $107.9 and $133.4 respectively, operating income of the non-insurance companies decreased slightly by $19.1 to $299.2 in 2023, primarily reflecting higher operating expenses at Other and Restaurants and retail, partially offset by higher business volumes at Dexterra Group and Thomas Cook India and higher operating income at Fairfax India primarily due to increased share of profit of associates.
●	The company’s investments in non-insurance associates and market traded consolidated non-insurance subsidiaries are primarily held in the insurance and reinsurance companies’ investment portfolios and as such are managed and reviewed by management as part of portfolio investment performance. Refer to the heading “Financial Condition” within this section of the MD&A for details of the pre-tax excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries that is not reflected in the company’s book value per basic share. The pre-tax excess increased significantly to $1,006.0 at December 31, 2023 from $310.0 at December 31, 2022, with $315.2 of that increase related to publicly traded Eurobank.

Gain on sale and consolidation of insurance subsidiaries

●	Gain on sale and consolidation of insurance subsidiaries of $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company’s previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of $279.9, and to Brit’s sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of $259.1 (an after-tax gain of $259.1). The company received $379.0 as part of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

Ambridge transaction, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. Refer to note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023 for details.

Financial Condition

	Holding	Total debt to total
	company cash	capital, excluding	Excess	Net earnings
	and investments,	consolidated	(deficiency) of	attributable to	Common	Book value	Closing
	net of derivative	non-insurance	fair value over	shareholders	shareholders’	per basic	share price
	obligations	companies(1)	carrying value (4)	of Fairfax	equity	share	in Cdn$
2019	975.2	24.5%	(209.0)	2,004.1	13,042.6	486.10	609.74
2020	1,229.4	29.7%	(662.6)	218.4	12,521.1	478.33	433.85
2021 (2)	1,446.2	24.1%	346.4	3,401.1	15,199.8	636.89	622.24
2022 (3)	1,326.4	23.7%	310.0	3,374.2	17,780.3	762.28	802.07
2023	1,749.1	23.1%	1,006.0	4,381.8	21,615.0	939.65	1,222.51

% change 2023 over 2022						23.3%	52.4%
% change 2023 over 2019						93.3%	100.5%

(1)	Excludes borrowings at the consolidated non-insurance companies as those are non-recourse to the holding company.
(2)	Book value per basic share and common shareholders’ equity are restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(3)	Restated for the adoption of IFRS 17 on January 1, 2023.
(4)	Excess (deficiency) of fair value over carrying value of non-insurance associates and market traded consolidated non-insurance subsidiaries as disclosed in the Financial Condition section of the MD&A under the heading “Book Value Per Basic Share”.
●	Maintaining an emphasis on financial soundness, the company held $1,781.6 of cash and investments at the holding company at December 31, 2023 compared to $1,345.8 at December 31, 2022, with its $2.0 billion unsecured revolving credit facility undrawn. Holding company cash and investments support the company’s decentralized structure and enables capital to be deployed efficiently to the company’s insurance and reinsurance companies. In 2023, Brit paid a special dividend of $275.0 to the holding company as a result of its sale of Ambridge. On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in the financial covenants.
●	The company’s property and casualty insurance and reinsurance companies continue to maintain capital well above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Refer to the Financial Condition section of this MD&A under the heading “Capital Resources and Management”for details of the financial strength ratings of the company’s property and casualty insurance and reinsurance operating companies.
●	The company’s consolidated total debt to total capital ratio, excluding consolidated non-insurance subsidiaries, decreased to 23.1% at December 31, 2023 from 23.7% at December 31, 2022, reflecting strong net earnings in 2023. Subsequent to December 31, 2023, on January 29, 2024 the company used a portion of the net proceeds from its $400.0 principal amount unsecured senior notes offering completed on December 7, 2023 to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest. On February 14, 2024 the company announced that, on March 15, 2024, it will use the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025. On completion of the redemptions of the August 2024 and March 2025 notes in the first quarter of 2024, the company will have no significant holding company debt maturities until 2026.
●	At December 31, 2023 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,006.0 compared to an excess of fair value over carrying value at December 31, 2022 of $310.0, with the pre-tax excess of $1,006.0 not reflected in the company’s book value per basic share, but regularly reviewed by management as an indicator of investment performance. The company’s investments in non-

FAIRFAX FINANCIAL HOLDINGS LIMITED

insurance associates accounted for $604.2 of the pre-tax excess, principally attributable to Poseidon ($339.9), Stelco ($200.0) and Eurobank ($152.1), partially offset by Quess ($108.3), and the improvements in market traded consolidated non-insurance subsidiaries accounted for $401.8, primarily related to Thomas Cook India ($288.4) and Fairfax India ($116.9).
●	Common shareholders’ equity increased by $3,834.7 to $21,615.0 at December 31, 2023 from $17,780.3 at December 31, 2022, primarily reflecting:
●	record net earnings attributable to shareholders of Fairfax of $4,381.8; partially offset by
●	payments of common and preferred share dividends of $294.9, and
●	purchases of 364,723 subordinate voting shares for cancellation for cash consideration of $273.6, or $749.99 per share, well below the company’s book value per basic share.
●	Book value per basic share was $939.65 at December 31, 2023 compared to $762.28 at December 31, 2022, representing an increase of 23.3% without adjustment for the $10.00 per common share dividend paid in the first quarter of 2023, or an increase of 24.7% adjusted to include that dividend. At December 31, 2023 there were 23,003,248 common shares effectively outstanding.
●	The company’s book value per basic share has increased 93.3% since 2019 while its share price in Canadian dollars has increased by 100.5%. The company will continue to be opportunistic in its share buybacks but not at the expense of supporting growth at the insurance and reinsurance companies and maintaining strong issuer credit and financial strength ratings at the holding company and insurance and reinsurance companies. Fairfax has purchased 3,483,668 subordinate voting shares for cancellation from the first quarter of 2019 up to December 31, 2023, at a cost of $1,750.2, or an average price of $502.38 per share, a significant benefit to Fairfax’s long term shareholders.
●	Information on the company’s 2023 Environmental, Social and Governance (“ESG”) report can be accessed from the company’s website www.fairfax.ca.

Business Developments

Acquisitions and Divestitures

The following narrative sets out the company’s key business developments, by reporting segment, in 2023 and 2022, and subsequent to December 31, 2023. For details, refer to note 6 (Investments in Associates), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.

North American Insurers

On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”). As part of the transaction, the company received $1.4 billion in the form of $1.15 billion in cash and $250.0 in debentures, and the company committed to invest $200.0 in a JAB consumer fund, of which $160.0 had been invested at December 31, 2023. As a result of the sale, the company recorded a pre-tax gain of $1,213.2, in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $933.9), and deconsolidated assets and liabilities with carrying values of $149.1 and $32.0.

Global Insurers and Reinsurers

On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September 2024 to September 2026. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $163.3 in net changes in capitalization in the consolidated statement of changes in equity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $259.1) and deconsolidated assets and liabilities with carrying values of $309.3 and $191.3 respectively.

International Insurers and Reinsurers

On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.

In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of $660.0 which requires the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of $176.9 and the fair value of the payment deed of $579.2.

On closing of the transaction, the company remeasured its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of $713.0 and recognized a pre-tax gain of $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

Subsequent to December 31, 2023, on February 18, 2024 in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance and expects the transaction will close in the second quarter of 2024.

Non-insurance companies

Restaurants and retail

On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate and recorded a loss in retained earnings of $66.1 and a decrease in non-controlling interests of $276.2. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange. During 2023 the company purchased from RiverStone Barbados the Recipe shares held through the AVLN.

Other

On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Income

Income for the most recent three years was comprised as follows:

	2023	2022(1)	2021(1)
Insurance revenue:
North American Insurers	8,077.7	7,214.7	—
Global Insurers and Reinsurers	15,480.2	14,693.4	—
International Insurers and Reinsurers	3,241.4	2,655.6	—
Property and Casualty Insurance and Reinsurance	26,799.3	24,563.7	—
Life insurance and Run-off	135.5	139.8	—
Consolidated Insurance revenue	26,934.8	24,703.5	—
Gross premiums earned(1)	—	—	21,786.8
Interest and dividends	1,896.2	961.8	640.8
Share of profit of associates	1,022.2	1,022.4	402.0
Net gains (losses) on investments	1,949.5	(1,573.2)	3,445.1
Non-insurance revenue(2)	6,614.5	5,581.6	5,158.0
Total income	38,417.2	30,696.1	31,432.7

(1)	Amounts presented for the year ended December 31, 2021 are as presented in the company’s consolidated financial statements for the year December 31, 2021 and have not been restated for the adoption of IFRS 17 on January 1, 2023. Gross premiums earned represents the closest measure to insurance revenue. The results for the year ended December 31, 2022 were restated as described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.
(2)	Represents revenue earned by the non-insurance companies, which is comprised primarily of the revenue earned by the Restaurants and retail operating segment (comprised of Recipe and Sporting Life Group), Thomas Cook India and its subsidiaries (including Sterling Resorts), Fairfax India and its subsidiaries, and the Other operating segment (comprised of AGT, Boat Rocker, Dexterra Group, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022)). Also included is the revenue earned by the following companies up to the noted date of deconsolidation: Toys “R” Us Canada (August 19, 2021) and Mosaic Capital (August 5, 2021).

Year ended December 31, 2023 compared to December 31, 2022

Income of $38,417.2 in 2023 increased from $30,696.1 in 2022 principally as a result of net gains on investments compared to net losses on investments in the prior year, growth in insurance revenue and non-insurance revenue, and increased interest and dividends reflecting the higher pre-tax interest and dividends yield earned of 3.15% in 2023 compared to 1.77% in 2022.

The increase in insurance revenue in 2023 of $2,231.3 or 9.0% principally reflected increased premium volumes, continued rate increases across most lines of business and strong customer retention at each of the company’s property and casualty insurance and reinsurance reporting segments. Refer to the Components of Net Earnings section of this MD&A for details by reporting segment.

A detailed analysis of consolidated interest and dividends, share of profit of associates and net gains (losses) on investments in 2023 and 2022 is provided in the Investments section of this MD&A.

The increase in non-insurance revenue to $6,614.5 in 2023 from $5,581.6 in 2022 principally reflected higher business volumes at Thomas Cook India, AGT, Boat Rocker, Dexterra Group and Recipe. Refer to the Non-insurance companies section of this MD&A for additional details on non-insurance revenue in 2023 and 2022.

Year ended December 31, 2022 compared to December 31, 2021

The discussion which follows includes a comparison of the results for the year ended December 31, 2022, which have been restated following the adoption of IFRS 17, whereas the results for the year ended December 31, 2021 remain on an IFRS 4 basis for insurance and reinsurance contracts. The adoption of IFRS 17 principally affected the recognition, measurement, presentation and disclosure of the company’s insurance and reinsurance contracts. For details, see the Adoption of IFRS 17 Insurance Contracts (“IFRS 17”) on January 1, 2023 section of this MD&A.

Income of $30,696.1 in 2022 decreased from $31,432.7 in 2021 principally as a result of net losses on investments in 2022 compared to significant net gains on investments in 2021, partially offset by increases in insurance revenue compared to gross premiums earned,

FAIRFAX FINANCIAL HOLDINGS LIMITED

which is the closest measure under IFRS 4 for insurance and reinsurance contracts, and increased share of profit of associates, non-insurance revenue and interest and dividends.

Insurance revenue in 2022 compared to gross premiums earned in 2021, increased by $2,916.7 or 13.4%, principally reflecting continued significant growth in all of the company’s property and casualty insurance and reinsurance reporting segments that was driven by new business, almost entirely organically, and continued incremental rate increases. All major insurance and reinsurance operating companies achieved rate increases in 2022, except Zenith National, which experienced pricing pressures on its workers’ compensation business.

Interest and dividends increased to $961.8 in 2022 from $640.8 in 2021, primarily reflecting higher interest income earned, principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds, first mortgage loans and other government bonds during 2022 and 2021, and increased dividend income from preferred stocks, partially offset by lower interest income earned from net sales of U.S. corporate bonds during 2021 and lower dividend income earned from long equity total return swaps. The company earned a higher pre-tax interest and dividend yield of 1.77% in 2022 compared to 1.33% in 2021.

Share of profit of associates increased to $1,022.4 in 2022 compared to $402.0 in 2021, principally reflecting higher share of profits from the company’s investments in Poseidon of $188.7, EXCO of $123.1, Eurobank of $100.7 and Resolute of $83.1.

Net losses on investments of $1,573.2 in 2022 principally reflected net losses on bonds of $1,086.1 (primarily reflecting net losses on corporate and other bonds, U.S. treasury bonds, Greek government bonds and U.S. state and municipal bonds, partially offset by net gains on U.S. treasury bond forward contracts), net losses on long equity exposures of $243.8 and unrealized foreign exchange losses of $143.6. Net gains on investments of $3,445.1 in 2021 principally reflected net gains on long equity exposures of $2,312.1 and preferred stocks of $1,508.9 (primarily reflecting net unrealized gains of $1,490.3, inclusive of foreign exchange losses, on the company’s investment in Digit compulsory convertible preferred shares), partially offset by net losses on bonds of $260.9.

Non-insurance revenue increased to $5,581.6 in 2022 from $5,158.0 in 2021, principally reflecting increased business volumes at AGT, Thomas Cook India (from continued easing of COVID-19 related travel restrictions and increased domestic and international travel), Dexterra Group (primarily driven by acquisitions in the first quarter of 2022) and Recipe (principally due to reduced COVID-19 related restrictions in 2022), partially offset by the deconsolidation of Toys “R” Us Canada (on August 19, 2021), Mosaic Capital (on August 5, 2021), decreased business volumes at Boat Rocker, and Fairfax India’s deconsolidation of Privi (on April 29, 2021).

Net Premiums Written by Reporting Segment

Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk. The table below presents third party net premiums written for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off).

			% change
			year-over-
Net Premiums Written	2023	2022	year
North American Insurers	6,802.8	6,457.6	5.3
Global Insurers and Reinsurers	13,562.8	13,506.3	0.4
International Insurers and Reinsurers	2,329.8	1,963.1	18.7
Property and Casualty Insurance and Reinsurance	22,695.4	21,927.0	3.5

North American Insurers’ net premiums written increased by 5.3% in 2023, primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus & specialty, and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases. The increase in net premiums written was partially offset by decreased net retention in certain accident and health lines of business and the effect of a fronting arrangement on Crum & Forster’s pet business following the sale of Pet Insurance Group and Pethealth at Crum & Forster whereby no business was retained, and decreased net retention at Northbridge, primarily from increased reinsurance costs and additional new fronting arrangements.

Global Insurers and Reinsurers’ net premiums written increased by a modest 0.4% in 2023, primarily reflecting increased business volumes at Allied World, principally within the reinsurance segment (primarily North American property and casualty lines of business),

FAIRFAX FINANCIAL HOLDINGS LIMITED

partially offset by decreased gross premiums written at Odyssey Group, primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks and targeted decreases in U.S. crop insurance, and at Brit, primarily reflecting decreases in property lines of business following strategic underwriting actions to reduce property catastrophe exposure and decreases in certain casualty lines of business.

International Insurers and Reinsurers’ net premiums written increased by 18.7% in 2023, principally reflecting increases at Fairfax Asia (primarily at Singapore Re), Fairfax Central and Eastern Europe (primarily at Polish Re and Colonnade Insurance) and at Fairfax Latin America (principally at Fairfax Brasil, Southbridge Colombia and La Meridional).

Net Insurance Revenue by Geographic Region

Net insurance revenue is a measure of underwriting activity that is calculated as insurance revenue (2023 - $26,934.8; 2022 - $24,703.5) less cost of reinsurance (2023 - $4,977.4; 2022 - $4,509.2), both as presented in the consolidated statement of earnings. Net insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	2,114.7	1,999.4	4,755.3	4,307.8	1.0	1.5	26.1	22.0	6,897.1	6,330.7
Global Insurers and Reinsurers	371.7	368.1	9,149.8	8,778.1	879.2	796.4	2,403.9	2,044.7	12,804.6	11,987.3
International Insurers and Reinsurers	0.2	—	1.1	4.5	644.6	490.1	1,479.2	1,243.6	2,125.1	1,738.2
	2,486.6	2,367.5	13,906.2	13,090.4	1,524.8	1,288.0	3,909.2	3,310.3	21,826.8	20,056.2
Life insurance and Run-off	—	—	12.2	21.7	—	—	118.4	116.4	130.6	138.1
Net insurance revenue(3)	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3

Distribution of net insurance revenue	11.3%	11.7%	63.5%	64.9%	6.9%	6.4%	18.3%	17.0%	100.0%	100.0%

(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.
(3)	Insurance revenue less cost of reinsurance.

As presented in the table above, the United States, Canada, International and Asia accounted for 63.5%, 11.3%, 18.3% and 6.9% respectively, of net insurance revenue by geographic region in 2023, compared to 64.9%, 11.7%, 17.0% and 6.4% respectively, in 2022.

Canada

Net insurance revenue in the Canada geographic region increased by 5.0% from $2,367.5 in 2022 to $2,486.6 in 2023 primarily reflecting an increase at Northbridge (property lines of business).

United States

Net insurance revenue in the United States geographic region increased by 6.1% from $13,112.1 in 2022 to $13,918.4 in 2023 primarily reflecting growth at Crum & Forster (surplus & specialty, property and credit lines of business) and Allied World (property and casualty reinsurance).

Asia

Net insurance revenue in the Asia geographic region increased by 18.4% from $1,288.0 in 2022 to $1,524.8 in 2023 primarily reflecting growth in property reinsurance at Singapore Re, Group Re and Odyssey Group and in property and casualty insurance at Allied World.

FAIRFAX FINANCIAL HOLDINGS LIMITED

International

Net insurance revenue in the International geographic region increased by 17.5% from $3,426.7 in 2022 to $4,027.6 in 2023 primarily reflecting growth in Europe at each of the companies within the Global Insurers and Reinsurers reporting segment (property and casualty lines of business) and at Fairfax Central and Eastern Europe (primarily at Polish Re across its property and agricultural lines of business and at Colonnade Insurance across its property, casualty and accident and health lines of business), and growth in Latin America at Fairfax Brasil (across most of its lines of business) and Fairfax Latam (at Southbridge Colombia, primarily in its motor line of business and at La Meridional, primarily across its motor and property line of business).

Net Insurance Revenue by Product Line

Net insurance revenue on a third party basis by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance – net insurance revenue
North American Insurers	1,807.8	1,547.5	4,705.3	4,420.9	384.0	362.3	6,897.1	6,330.7
Global Insurers and Reinsurers	4,825.7	4,273.3	7,114.0	6,983.1	864.9	730.9	12,804.6	11,987.3
International Insurers and Reinsurers	1,165.3	931.3	580.2	493.8	379.6	313.1	2,125.1	1,738.2
	7,798.8	6,752.1	12,399.5	11,897.8	1,628.5	1,406.3	21,826.8	20,056.2
Life insurance and Run-off	—	0.1	12.2	21.6	118.4	116.4	130.6	138.1
Net insurance revenue(1)	7,798.8	6,752.2	12,411.7	11,919.4	1,746.9	1,522.7	21,957.4	20,194.3

Distribution of net insurance revenue	35.5%	33.4%	56.5%	59.1%	8.0%	7.5%	100.0%	100.0%

(1)	Insurance revenue less cost of reinsurance.

Property

Net insurance revenue in the property line of business increased by 15.5% from $6,752.2 in 2022 to $7,798.8 in 2023 reflecting strong growth across each reporting segment driven primarily by rate increases and new business, partially offset by targeted decreases in U.S. crop insurance at Odyssey Group and decreases in property lines of business at Brit following strategic underwriting actions to reduce property catastrophe exposure.

Casualty

Net insurance revenue in the casualty line of business increased by 4.1% from $11,919.4 in 2022 to $12,411.7 in 2023 primarily reflecting growth at Crum & Forster (commercial auto liability) and Allied World (casualty reinsurance and medical).

Specialty

Net insurance revenue in the specialty line of business increased by 14.7% from $1,522.7 in 2022 to $1,746.9 in 2023 primarily reflecting growth at Brit (energy and marine) and Fairfax Brasil (marine and aviation), and Pacific Insurance and Singapore Re (marine and engineering).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Net Earnings

The table below presents the company’s net earnings, net earnings per share and diluted share, and the cash dividends paid per share for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021(1)
Net earnings	5,094.9	3,811.7	3,666.6

Attributable to:
Shareholders of Fairfax	4,381.8	3,374.2	3,401.1
Non-controlling interests	713.1	437.5	265.5
	5,094.9	3,811.7	3,666.6

Net earnings per share	$186.87	$140.83	$129.33
Net earnings per diluted share	$173.24	$131.37	$122.25
Cash dividends paid per share	$10.00	$10.00	$10.00

(1)	As presented in the company’s consolidated financial statements for the year ended December 31, 2021 without restatement for the adoption of IFRS 17 on January 1, 2023.

The table which follows presents the sources of the company’s net earnings for the years ended December 31, 2023 and 2022 using amounts presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the discounted and undiscounted combined ratios and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and the non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also

FAIRFAX FINANCIAL HOLDINGS LIMITED

excluded is net finance income (expense) from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.

	2023	2022
Combined ratios, discounted – Property and Casualty Insurance and Reinsurance
North American Insurers	85.7%	84.7%
Global Insurers and Reinsurers	77.7%	84.1%
International Insurers and Reinsurers	85.5%	87.8%
Consolidated	81.0%	84.6%

Combined ratios, undiscounted – Property and Casualty Insurance and Reinsurance
North American Insurers	95.2%	92.9%
Global Insurers and Reinsurers	91.7%	94.8%
International Insurers and Reinsurers	95.9%	99.3%
Consolidated	93.2%	94.7%

Sources of net earnings
Operating income – Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	977.1	964.0
Global Insurers and Reinsurers	2,828.0	1,886.7
International Insurers and Reinsurers	330.8	230.2
Insurance service result	4,135.9	3,080.9
Other insurance operating expenses	(822.1)	(701.8)
Interest and dividends	1,654.7	746.1
Share of profit of associates	761.6	721.5
Operating income – Property and Casualty Insurance and Reinsurance	5,730.1	3,846.7
Operating income (loss) – Life insurance and Run-off	(144.6)	77.4
Operating income – Non-insurance companies	121.9	221.3
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3
Net gains (losses) on investments	1,949.5	(1,573.2)
Gain on sale and consolidation of insurance subsidiaries	549.8	1,219.7
Interest expense	(510.0)	(452.8)
Corporate overhead and other	(182.8)	(52.2)
Earnings before income taxes	5,908.3	4,904.2
Provision for income taxes	(813.4)	(1,092.5)
Net earnings	5,094.9	3,811.7

Attributable to:
Shareholders of Fairfax	4,381.8	3,374.2
Non-controlling interests	713.1	437.5
	5,094.9	3,811.7

The company reported record net earnings attributable to shareholders of Fairfax of $4,381.8 (net earnings of $186.87 per basic share and $173.24 per diluted share) in 2023 compared to net earnings of $3,374.2 (net earnings of $140.83 per basic share and $131.37 per diluted share) in 2022. The improvement in profitability in 2023 principally reflected net gains on investments compared to net losses on investments in the comparative period, increased insurance service result, increased interest and dividends and lower provision for income taxes, partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income in the comparative period and lower gain on sale and consolidation of insurance subsidiaries.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance Service Result – Property and Casualty Insurance and Reinsurance

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	Property and Casualty Insurance and Reinsurance
	2023				2022
	North	Global	International		North	Global	International
	American	Insurers and	Insurers and		American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total	Insurers	Reinsurers	Reinsurers	Total
Insurance service result	977.1	2,828.0	330.8	4,135.9	964.0	1,886.7	230.2	3,080.9
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(262.3)	(293.9)	(145.6)	(701.8)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(1,334.7)	(96.0)	(1,813.6)	(249.0)	(982.0)	(71.7)	(1,302.7)
Changes in the risk adjustment and other	(0.7)	(14.3)	37.0	22.0	(19.7)	48.2	0.4	28.9
Underwriting profit	312.7	1,118.6	90.9	1,522.2	433.0	659.0	13.3	1,105.3
Interest and dividends	443.3	1,031.1	180.3	1,654.7	234.0	413.3	98.8	746.1
Share of profit of associates	165.1	469.2	127.3	761.6	239.8	429.3	52.4	721.5
Adjusted operating income	921.1	2,618.9	398.5	3,938.5	906.8	1,501.6	164.5	2,572.9

Combined ratios, discounted	85.7%	77.7%	85.5%	81.0%	84.7%	84.1%	87.8%	84.6%
Combined ratios, undiscounted	95.2%	91.7%	95.9%	93.2%	92.9%	94.8%	99.3%	94.7%

The increase in the insurance service result of the property and casualty insurance and reinsurance operations in 2023 of $1,055.0 or 34.2% was principally driven by the increased profitability of the Global Insurers and Reinsurers reporting segment, reflecting lower current period catastrophe losses and growth in net insurance revenue at each operating company in the Global Insurers and Reinsurers reporting segment (including continued rate increases across multiple lines of business) relative to modest increases in underwriting expenses. The more modest growth in the North American Insurers reporting segment’s insurance service result principally reflected increased net favourable prior year reserve development and lower catastrophe losses at Northbridge, partially offset by increased current period catastrophe losses at Crum & Forster related to the Hawaii wildfires (as set out in the table below). The increase in the insurance service result of the International Insurers and Reinsurers primarily reflected lower current period catastrophe losses and growth in net insurance revenue. The increase in the insurance service result of all property and casualty insurance and reinsurance reporting segments in 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s property and casualty insurance and reinsurance operations produced a record underwriting profit of $1,522.2 (undiscounted combined ratio of 93.2%) in 2023 compared to $1,105.3 (undiscounted combined ratio of 94.7%) in 2022, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.

The following table presents the components of the company’s undiscounted combined ratios, a key performance measure of underwriting profit, for the years ended December 31, 2023 and 2022:

Property and Casualty Insurance and Reinsurance	2023	2022
Underwriting profit	1,522.2	1,105.3

Losses on claims – accident year	64.6%	66.1%
Commissions	16.7%	16.6%
Underwriting expenses	13.3%	12.9%
Combined ratio, undiscounted – accident year	94.6%	95.6%
Net favourable reserve development	(1.4)%	(0.9)%
Combined ratio, undiscounted – calendar year	93.2%	94.7%

Net favourable prior year reserve development, on an undiscounted basis, for the years ended December 31, 2023 and 2022 were comprised as follows:

Property and Casualty Insurance and Reinsurance	2023	2022
North American Insurers	(127.2)	(77.2)
Global Insurers and Reinsurers	(81.6)	(21.1)
International Insurers and Reinsurers	(100.8)	(97.9)
Net favourable prior year reserve development	(309.6)	(196.2)

Current period catastrophe losses, on an undiscounted basis, for the years ended December 31, 2023 and 2022 were comprised as follows:

	2023			2022
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hawaii wildfires	183.6	0.8		—	—
Turkey earthquake	113.0	0.5		—	—
Italy hailstorms	47.2	0.2		—	—
Hurricane Ian	—	—		567.0	2.8
France hailstorms	—	—		118.7	0.6
Australian floods	—	—		71.4	0.3
Other	553.5	2.5		498.6	2.4
Total catastrophe losses	897.3	4.0	points	1,255.7	6.1	points

(1)	Net of reinstatement premiums.

The commission expense ratio remained stable at 16.7% in 2023 compared with 16.6% in 2022, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased net average commissions at each operating company in the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written), partially offset by decreases in the North American Insurers reporting segment (primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster).

The underwriting expenses ratio increased modestly to 13.3% in 2023 from 12.9% in 2022, principally reflecting increased personnel costs in the Global Insurers and Reinsurers reporting segment as they continue to make investments to support the business growth.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating income (loss) – Life insurance and Run-off

Life insurance and Run-off reporting segment reported an operating loss of $144.6 in 2023 compared to operating income of $77.4 in 2022, principally reflecting net adverse prior year reserve development at Run-off of $259.4 (2022 - $147.2) on an undiscounted basis, primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.

Operating income – Non-insurance companies

Excluding the impact of the Fairfax India performance fee (income) (performance fees payable to Fairfax of $69.4 in 2023 compared to a reversal of performance fee payable of $36.4 in 2022), operating income of the non-insurance companies increased to $191.3 in 2023 from $184.9 in 2022. Excluding further the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during 2023 and 2022 of $107.9 and $133.4 respectively, operating income of the non-insurance companies decreased slightly by $19.1 to $299.2 in 2023, primarily reflecting higher operating expenses at Other and Restaurants and retail, partially offset by higher business volumes at Thomas Cook India and higher operating income at Fairfax India primarily due to increased share of profit of associates.

Net finance income (expense) from insurance contracts and reinsurance contract assets held

Net finance expense from insurance contracts and reinsurance contract assets held was $1,605.6 in 2023 compared to net finance income from insurance contracts and reinsurance contract assets held of $1,617.3 in 2022. The net finance income recorded in 2022 primarily reflected the benefit of significant increases in discount rates of $1,928.6, as the change in the interest rate environment was more pronounced in 2022 compared with a modest decrease in interest rates in 2023 that resulted in an expense of $218.1.

An analysis of net finance income (expense) from insurance contracts and reinsurance contract assets held for the years ended December 31, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.

Investment Income

An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the years ended December 31, 2023 and 2022 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

Gain on sale and consolidation of insurance subsidiaries

Gain on sale and consolidation of insurance subsidiaries of $549.8 in 2023 principally related to the consolidation of Gulf Insurance, which required the company’s previously held equity accounted investment in Gulf Insurance to be remeasured to fair value resulting in a pre-tax gain of $279.9, and to Brit’s sale of Ambridge, its Managing General Underwriter operations, to Amynta Group for a pre-tax gain of $259.1 (an after-tax gain of $259.1).

Gain on sale and consolidation of insurance subsidiaries in 2022 principally reflected a pre-tax gain of $1.2 billion (after-tax gain of $933.9) related to the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company, for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures.

Provision for Income Taxes

Provision for income taxes decreased to $813.4 in 2023 from $1,092.5 in 2022 principally reflecting higher income earned outside Canada in 2023 primarily related to income taxed at lower rates in the U.S., Mauritius and Bermuda, an increase in non-taxable investment income, and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets. For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2023 and 2022. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insureres	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	8,077.7	15,480.2	3,241.4	26,799.3	135.5	—	—	—	26,934.8
Intercompany	59.5	120.1	212.4	392.0	14.4	—	—	(406.4)	—
Insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	—	—	(406.4)	26,934.8
Insurance service expenses	(7,090.2)	(12,090.6)	(2,768.1)	(21,948.9)	(419.4)	—	—	424.2	(21,944.1)
Net insurance result	1,047.0	3,509.7	685.7	5,242.4	(269.5)	—	—	17.8	4,990.7
Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	—	—	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	—	—	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	—	—	(17.2)	(1,033.7)
Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	—	—	0.6	3,957.0
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	—	—	—	(966.4)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	(31.0)	245.6	1,896.2
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	—	1,022.2
Other
Non-insurance revenue	—	—	—	—	—	6,614.5	—	—	6,614.5
Non-insurance expenses	—	—	—	—	—	(6,568.7)	—	—	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	1.2	246.2	5,954.8
Net finance expense from insurance contracts and reinsurance contract assets held	(361.2)	(1,032.3)	(80.5)	(1,474.0)	(131.6)	—	—	—	(1,605.6)
Net gains on investments	348.6	455.6	159.1	963.3	141.7	314.5	530.0	—	1,949.5
Gain on sale and consolidation of insurance subsidiaries	—	259.1	10.8	269.9	—	—	279.9	—	549.8
Interest expense	(6.0)	(46.3)	(4.1)	(56.4)	(15.8)	(165.2)	(272.7)	0.1	(510.0)
Corporate overhead and other	(55.5)	(91.1)	(10.9)	(157.5)	(2.5)	—	(23.9)	(246.3)	(430.2)
Pre-tax income (loss)	1,230.6	3,512.9	531.9	5,275.4	(152.8)	271.2	514.5	—	5,908.3
Provision for income taxes									(813.4)
Net earnings									5,094.9

Attributable to:
Shareholders of Fairfax									4,381.8
Non-controlling interests									713.1
									5,094.9

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	5,061.4	10,205.9	1,925.1	17,192.4
Prior year reserve development and release of risk adjustment on prior year claims	(108.2)	(869.7)	120.3	(857.6)
Losses on claims - calendar year	4,953.2	9,336.2	2,045.4	16,334.8
Commissions	1,365.5	1,827.7	465.2	3,658.4
Other underwriting expenses	771.5	926.7	257.5	1,955.7
Insurance service expenses	7,090.2	12,090.6	2,768.1	21,948.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North		International					Eliminations
	American	Global Insurers	Insurers and		Life insurance and	Non-insurance	Corporate	and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
External	7,214.7	14,693.4	2,655.6	24,563.7	139.8	—	—	—	24,703.5
Intercompany	45.9	96.8	196.5	339.2	—	—	—	(339.2)	—
Insurance revenue	7,260.6	14,790.2	2,852.1	24,902.9	139.8	—	—	(339.2)	24,703.5
Insurance service expenses	(6,201.5)	(12,349.7)	(2,024.6)	(20,575.8)	(324.9)	—	—	433.4	(20,467.3)
Net insurance result	1,059.1	2,440.5	827.5	4,327.1	(185.1)	—	—	94.2	4,236.2
Cost of reinsurance	(962.9)	(2,927.3)	(956.5)	(4,846.7)	(1.7)	—	—	339.2	(4,509.2)
Recoveries of insurance service expenses	867.8	2,373.5	359.2	3,600.5	106.8	—	—	(432.9)	3,274.4
Net reinsurance result	(95.1)	(553.8)	(597.3)	(1,246.2)	105.1	—	—	(93.7)	(1,234.8)
Insurance service result	964.0	1,886.7	230.2	3,080.9	(80.0)	—	—	0.5	3,001.4
Other insurance operating expenses	(262.3)	(293.9)	(145.6)	(701.8)	45.4	—	—	—	(656.4)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	9.6	123.9	961.8
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	110.5	—	1,022.4
Other
Non-insurance revenue	—	—	—	—	—	5,581.6	—	—	5,581.6
Non-insurance expenses	—	—	—	—	—	(5,520.9)	—	—	(5,520.9)
Operating income	1,175.5	2,435.4	235.8	3,846.7	77.4	221.3	120.1	124.4	4,389.9
Net finance income from insurance contracts and reinsurance contract assets held	389.4	874.1	21.3	1,284.8	332.5	—	—	—	1,617.3
Net gains (losses) on investments	(397.7)	(988.7)	(212.8)	(1,599.2)	(306.5)	71.4	261.1	—	(1,573.2)
Gain on sale and consolidation of insurance subsidiaries	1,213.2	—	6.5	1,219.7	—	—	—	—	1,219.7
Interest expense	(5.7)	(51.1)	(3.0)	(59.8)	(13.2)	(122.8)	(257.2)	0.2	(452.8)
Corporate overhead and other	(39.8)	(98.9)	(12.1)	(150.8)	(1.4)	—	(19.9)	(124.6)	(296.7)
Pre-tax income	2,334.9	2,170.8	35.7	4,541.4	88.8	169.9	104.1	—	4,904.2
Provision for income taxes									(1,092.5)
Net earnings									3,811.7

Attributable to:
Shareholders of Fairfax									3,374.2
Non-controlling interests									437.5
									3,811.7

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total
Losses on claims - current year	4,239.0	10,169.6	1,872.1	16,280.7
Prior year reserve development and release of risk adjustment on prior year claims	12.9	(409.7)	(491.6)	(888.4)
Losses on claims - calendar year	4,251.9	9,759.9	1,380.5	15,392.3
Commissions	1,201.5	1,692.0	390.1	3,283.6
Other underwriting expenses	748.1	897.8	254.0	1,899.9
Insurance service expenses	6,201.5	12,349.7	2,024.6	20,575.8

Components of Net Earnings

Underwriting and Operating Income

Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the years ended December 31, 2023 and 2022. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the years ended December 31, 2023 and 2022 are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading “Investment Performance”, and in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

North American Insurers

	2023	2022

Combined ratio, discounted	85.7%	84.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	65.1%	61.1%
Commissions	15.5%	16.3%
Underwriting expenses	16.6%	16.8%
Combined ratio, undiscounted - accident year	97.2%	94.2%
Net favourable reserve development	(2.0)%	(1.3)%
Combined ratio, undiscounted - calendar year	95.2%	92.9%

Gross premiums written	8,398.0	7,600.9
Net premiums written	6,802.8	6,457.6
Net insurance revenue	6,840.4	6,297.7

Insurance service result	977.1	964.0
Other insurance operating expenses	(280.8)	(262.3)
Discounting of losses and ceded losses on claims recorded in the period	(382.9)	(249.0)
Changes in the risk adjustment and other	(0.7)	(19.7)
Underwriting profit	312.7	433.0

North American Insurers, comprised of Northbridge, Crum & Forster and Zenith National, provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

The North American Insurers reporting segment reported an insurance service result of $977.1 in 2023 compared to an insurance service result of $964.0 in 2022. The modest increase in 2023 of $13.1 primarily reflected increases at Northbridge (reflecting increased net favourable prior year reserve development, lower catastrophe losses, partially offset by increased frequency in non-catastrophe property large losses and decreased performance in certain personal lines), and an increased benefit at each of the companies within the reporting segment from discounting losses on claims in the period due to higher average discount rates, resulting in reduced losses on claims and recoveries of insurance service expenses. The increase in the insurance services result was partially offset by increased catastrophe losses (principally related to the Hawaii wildfires at Crum & Forster) and decreased current accident year underwriting margins at Crum & Forster.

North American Insurers produced an underwriting profit, on an undiscounted basis, of $312.7 and an undiscounted combined ratio of 95.2% in 2023 compared to $433.0 and 92.9% in 2022. The decrease in underwriting profitability in 2023 primarily reflected increased catastrophe losses (principally related to the Hawaii wildfires at Crum & Forster), partially offset by increased underwriting profits at Zenith National (primarily reflecting increased net favourable prior year reserve development) and the same factors which increased the insurance service result as noted above except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.

The combined ratios and underwriting profits, on an undiscounted basis, for each operating company in the North American Insurers reporting segment for 2023 and 2022 are shown in the table below.

	Combined ratios, undiscounted		Underwriting profit
	2023	2022	2023	2022
Northbridge	91.1%	89.4%	179.8	204.8
Crum & Forster	97.7%	94.5%	86.6	189.5
Zenith National	93.8%	94.7%	46.3	38.7
North American Insurers	95.2%	92.9%	312.7	433.0

The commission expense ratio decreased to 15.5% in 2023 from 16.3% in 2022, primarily reflecting decreased average commissions in accident and health and commercial auto lines at Crum & Forster.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net favourable prior year reserve development of $127.2 (2.0 combined ratio points) in 2023 primarily reflected net favourable development for commercial property and auto lines of business at Northbridge and net favourable emergence in workers’ compensation at Zenith National, principally related to accident years prior to 2012 and accident years 2021 and 2022. Net favourable prior year reserve development of $77.2 (1.3 combined ratio points) in 2022 primarily reflected net favourable emergence in workers’ compensation at Zenith National, principally related to accident years 2015 through 2021, and commercial auto lines of business at Northbridge.

Catastrophe losses in the North American Insurers reporting segment for 2023 and 2022 are as set out in the following table:

	2023			2022
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Hawaii wildfires	78.8	1.2		—	—
Winter Storm Elliott	—	—		31.5	0.5
Hurricane Ian	—	—		17.0	0.3
Other	57.3	0.9		51.9	0.8
Total catastrophe losses	136.1	2.1	points	100.4	1.6	points

(1)	Net of reinstatement premiums.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for 2023 and 2022 are shown in the following table:

	Gross premiums written		Net insurance revenue
	2023	2022	2023	2022
Northbridge	2,442.2	2,301.7	2,054.6	1,963.3
Crum & Forster	5,217.5	4,571.3	4,040.8	3,603.2
Zenith National	738.3	727.9	745.0	731.2
North American Insurers	8,398.0	7,600.9	6,840.4	6,297.7

Gross premiums written increased by 10.5% in 2023 primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus & specialty, and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers’ compensation business, primarily at Zenith National, which continues to experience rate decreases.

Net premiums written increased by 5.3% in 2023 reflecting the growth in gross premiums written, partially offset by decreased net retention in certain accident and health lines of business and the effect of a fronting arrangement on Crum & Forster’s pet business following the sale of Pet Insurance Group and Pethealth at Crum & Forster whereby no business was retained and decreased net retention at Northbridge, primarily from increased reinsurance costs and additional fronting arrangements. Net insurance revenue increased by 8.6% in 2023, principally reflecting the increase in net premiums written during 2023 and 2022.

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $1,117.7 in 2023 from $1,469.6 in 2022, primarily reflecting increased net taxes paid (principally taxes paid at Crum & Forster relating to the sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth on October 31, 2022), partially offset by increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers

	2023	2022
Combined ratio, discounted	77.7%	84.1%

Combined ratio, undiscounted:
Loss & LAE – accident year	64.7%	68.5%
Commissions	17.3%	16.6%
Underwriting expenses	10.3%	9.9%
Combined ratio, undiscounted – accident year	92.3%	95.0%
Net favourable reserve development	(0.6)%	(0.2)%
Combined ratio, undiscounted – calendar year	91.7%	94.8%

Gross premiums written	16,904.8	16,995.6
Net premiums written	13,562.8	13,506.3
Net insurance revenue	12,683.6	11,862.9

Insurance service result	2,828.0	1,886.7
Other insurance operating expenses	(360.4)	(293.9)
Discounting of losses and ceded losses on claims recorded in the period	(1,334.7)	(982.0)
Changes in the risk adjustment and other	(14.3)	48.2
Underwriting profit	1,118.6	659.0

Global Insurers and Reinsurers, comprised of Allied World, Odyssey Group and Brit, provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.

Global Insurers and Reinsurers insurance service result of $2,828.0 in 2023 significantly increased by $941.3 primarily reflecting decreased current period catastrophe losses at each of the companies within the Global Insurers and Reinsurers reporting segment (as set out in the table below) and growth in net insurance revenue at each operating company in the Global Insurers and Reinsurers reporting segment (including rate increases across many lines of business) relative to modest increases in underwriting expenses, partially offset by increased commission costs at Allied World and Brit. The increase in the insurance service result in 2023 also reflected a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced losses on claims included within the insurance service result and recoveries of insurance service expenses in the consolidated statement of earnings.

Global Insurers and Reinsurers produced an underwriting profit, on an undiscounted basis, of $1,118.6 and an undiscounted combined ratio of 91.7% in 2023 compared to $659.0 and 94.8% in 2022. The increase in underwriting profitability in 2023 principally reflected the same factors as noted above in insurance service result except for the benefit from discounting losses on claims which had the effect of improving the insurance service result in 2023.

The commission expense ratio increased to 17.3% in 2023 from 16.6% in 2022, primarily reflecting increased net average commissions at each operating company in the Global Insurers and Reinsurers reporting segment, principally due to changes in the mix of business written.

The underwriting expense ratio increased to 10.3% in 2023 from 9.9% in 2022, primarily reflecting increased personnel costs at each of the companies in the Global Insurers and Reinsurers reporting segment as they continue to make investments to support the business growth.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The companies comprising the Global Insurers and Reinsurers reporting segment had combined ratios and underwriting profits, on an undiscounted basis, in 2023 and 2022 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	2023	2022	2023	2022
Allied World	89.5%	90.7%	481.8	388.7
Odyssey Group	93.4%	96.3%	397.3	209.0
Brit	91.9%	97.9%	239.5	61.3
Global Insurers and Reinsurers	91.7%	94.8%	1,118.6	659.0

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for 2023 and 2022 are as set out in the following table:

	2023			2022
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Turkey earthquake	105.6	0.8		—	—
Hawaii wildfires	104.8	0.8		—	—
Italy hailstorms	47.2	0.4		—	—
Hurricane Ian	—	—		543.4	4.3
France hailstorms	—	—		118.6	0.9
Australian floods	—	—		71.4	0.6
Other(2)	458.1	3.3		337.0	2.7
Total catastrophe losses	715.7	5.3	points	1,070.4	8.5	points

(1)	Net of reinstatement premiums.
(2)	Primarily includes attritional catastrophe losses at Odyssey Group and Allied World.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for 2023 and 2022 are shown in the following table:

	Gross premiums written		Net Insurance Revenue
	2023	2022	2023	2022
Allied World	6,840.5	6,490.0	4,832.7	4,447.7
Odyssey Group	6,332.6	6,559.7	5,133.3	4,928.3
Brit	3,731.7	3,945.9	2,717.6	2,486.9
Global Insurers and Reinsurers	16,904.8	16,995.6	12,683.6	11,862.9

Gross premiums written decreased by a modest 0.5% in 2023, primarily reflecting decreased business volumes at Odyssey Group, primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks, and targeted decreases in U.S. crop insurance, and at Brit, principally reflecting decreases in certain casualty lines of business. The decrease in gross premiums written was partially offset by increased business volumes at Allied World, reflecting increased business volumes within the reinsurance segment, primarily North American property and casualty lines of business.

Net premiums written increased by a modest 0.4% in 2023, primarily reflecting the increased business volumes at Allied World, principally within the reinsurance segment (primarily North American property and casualty lines of business), partially offset by the decreased gross premiums written at Odyssey Group and Brit discussed above.

Net insurance revenue increased by 6.9% in 2023, principally reflecting the increase in net premiums written during 2022 and throughout most of 2023 and the timing between when premiums are written and when they are earned.

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $3,885.2 in 2023 from $3,832.0 in 2022, primarily reflecting increased net premium collections at Odyssey Group and Brit and increased interest and dividends received at each of the operating companies within the Global Insurers and Reinsurers reporting segment, partially offset by cash received on a portfolio transfer at Odyssey Group in 2022 which did not occur in 2023, increased net claims paid at each of the operating companies within the Global Insurers and Reinsurers reporting segment, and increased taxes paid at Odyssey Group.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2023 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $180.3 (2022 - $248.8) to non-controlling interests. On June 23, 2023 the company purchased shares of Allied World from minority shareholders for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%.

International Insurers and Reinsurers

	2023	2022
Combined ratio, discounted	85.5%	87.8%

Combined ratio, undiscounted:
Loss & LAE – accident year	63.0%	66.0%
Commissions	16.2%	17.7%
Underwriting expenses	21.3%	21.0%
Combined ratio, undiscounted – accident year	100.5%	104.7%
Net favourable reserve development	(4.6)%	(5.4)%
Combined ratio, undiscounted – calendar year	95.9%	99.3%

Gross premiums written	3,587.3	2,965.2
Net premiums written	2,329.8	1,963.1
Net insurance revenue	2,288.4	1,895.6

Insurance service result	330.8	230.2
Other insurance operating expenses	(180.9)	(145.6)
Discounting of losses and ceded losses on claims recorded in the period	(96.0)	(71.7)
Changes in the risk adjustment and other	37.0	0.4
Underwriting profit	90.9	13.3

International Insurers and Reinsurers, comprised of Fairfax Asia, Fairfax Latin America, Fairfax Central and Eastern Europe, Group Re, Bryte Insurance, Eurolife’s and Gulf Insurance’s property and casualty insurance operations, provides diverse insurance and reinsurance coverage to its international customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions. For further details of operating subsidiaries refer to note 27 (Subsidiaries) to the consolidated financial statements for the year ended December 31, 2023.

On December 26, 2023 the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment, as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023. Gulf Insurance’s statement of earnings activity will be reported commencing in the first quarter of 2024. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the MENA region through its subsidiaries.

International Insurers and Reinsurers reporting segment’s insurance service result of $330.8 in 2023 increased by $100.6, primarily reflecting increases at Fairfax Latin America (principally due to increased net benefit from discounting losses on claims at Fairfax Latam and the absence of catastrophe losses compared to catastrophe losses in Fairfax Brasil’s agricultural business line in 2022), Group Re (principally net favourable prior year reserve development and lower catastrophe losses) and Bryte Insurance (principally lower attritional losses and the absence of catastrophe losses compared to catastrophe losses due to flooding in the KwaZulu-Natal province of South Africa in 2022), partially offset by decreases at Fairfax Asia (principally lower net favourable prior year reserve development, partially offset by a more modest increase in expenses relative to the increase in insurance revenue).

International Insurers and Reinsurers reporting segment reported an underwriting profit, on an undiscounted basis, of $90.9 and an undiscounted combined ratio of 95.9% in 2023 compared to $13.3 and 99.3% in 2022. The strong growth in underwriting profit in 2023 principally reflected the same factors that impacted insurance service result as described above (except for the net benefit from discounting losses on claims which improved the insurance service result for most operating companies in the International Insurers and Reinsurers reporting segment), partially offset by an underwriting loss at Eurolife General (principally losses from wildfires and Storm Daniel in Greece).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The commission expense ratio of 16.2% in 2023 decreased from the commission expense ratio of 17.7% in 2022, primarily reflecting lower commission expense at Fairfax Latin America (principally due to a higher profit sharing commission income accrual at La Meridional driven by the significant devaluation of the Argentina Peso in the fourth quarter of 2023), partially offset by higher commission expense at Group Re.

The operating companies comprising the International Insurers and Reinsurers reporting segment had combined ratios and underwriting profit (loss), on an undiscounted basis, for 2023 and 2022 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	2023	2022	2023	2022
Fairfax Asia	93.9%	88.6%	25.6	33.5
Fairfax Latin America	94.9%	106.9%	22.0	(24.3)
Fairfax Central and Eastern Europe	95.9%	94.4%	22.2	24.3
Group Re	94.0%	99.4%	28.9	2.4
Bryte Insurance	97.2%	108.2%	7.6	(23.0)
Eurolife General	123.1%	99.4%	(15.4)	0.4
International Insurers and Reinsurers	95.9%	99.3%	90.9	13.3

Catastrophe losses in the International Insurers and Reinsurers reporting segment for 2023 and 2022 are as set out in the following table:

	2023			2022
		Combined			Combined
	Losses(1)	ratio impact		Losses(1)	ratio impact
Turkey earthquake	7.4	0.3		—	—
Brazil Drought	—	—		54.4	3.0
South Africa floods	—	—		18.3	1.0
Other	38.1	1.8		12.2	0.6
Total catastrophe losses	45.5	2.1	points	84.9	4.6	points

(1)	Net of reinstatement premiums.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for 2023 and 2022 are shown in the following table:

	Gross premiums written		Net insurance revenue
	2023	2022	2023	2022
Fairfax Asia	909.1	743.8	374.9	283.6
Fairfax Latin America	1,305.3	1,105.1	605.0	465.0
Fairfax Central and Eastern Europe	663.7	507.2	512.7	416.6
Group Re	219.6	146.5	420.9	362.4
Bryte Insurance	394.1	382.1	293.4	290.3
Eurolife General	95.5	80.5	81.5	77.7
International Insurers and Reinsurers	3,587.3	2,965.2	2,288.4	1,895.6

Gross premiums written increased by 21.0% in 2023, principally reflecting increases at Fairfax Asia (primarily at Singapore Re due to increases in renewals, rate increases and new business, and at Pacific Insurance across its property, marine, engineering and accident lines), at Fairfax Central and Eastern Europe (primarily at Polish Re across its property and agricultural lines of business and at Colonnade Insurance across its property, casualty and accident and health lines of business) and at Fairfax Latin America (at Fairfax Brasil, across most of its lines of business, at Southbridge Colombia, primarily in its motor line of business and at La Meridional, primarily across its motor and property line of business).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net premiums written increased by 18.7% in 2023 consistent with the growth in gross premiums written. Net insurance revenue increased by 20.7% in 2023, principally reflecting the increase in net premiums written.

Life insurance and Run-off

	2023			2022
	Life			Life
	Insurance(1)	Run-off	Total	Insurance(1)	Run-off(2)	Total
Net premiums written	195.1	13.1	208.2	344.2	0.5	344.7

Insurance revenue	122.3	27.6	149.9	118.4	21.4	139.8
Insurance service expenses	(98.8)	(320.6)	(419.4)	(103.5)	(221.4)	(324.9)
Net reinsurance result	(2.0)	92.0	90.0	0.1	105.0	105.1
Insurance service result	21.5	(201.0)	(179.5)	15.0	(95.0)	(80.0)

(1)	Comprised of Eurolife for 2023 and 2022 and will include Gulf Insurance’s life insurance operations beginning in the first quarter of 2024. These results differ from those published by Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Eurolife on July 14, 2021 and the presentation of Eurolife’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as “Eurolife General”.

Life Insurance

On December 26, 2023 the company commenced consolidating Gulf Insurance’s life insurance operations within the Life insurance and Run-off reporting segment. Gulf Insurance’s statement of earnings activity will be reported commencing in the first quarter of 2024.

In the company’s segmented reporting, the assets, liabilities and results of operations of Eurolife’s life insurance business are reported in Life insurance and Run-off and those of Eurolife’s property and casualty insurance business are reported in International Insurers and Reinsurers. The discussion which follows makes reference to Eurolife’s life insurance operations.

Eurolife primarily underwrites traditional life insurance policies (endowments, deferred annuities, whole life and term life), group benefits including retirement benefits, and accident and health insurance policies which are included within net premiums written and insurance revenue. During 2023, Eurolife increased its sales volume of unit-linked savings products in line with its strategic initiatives emphasizing unit-linked savings products (which are not included within net premiums written) over traditional life insurance, resulting in a decrease to net premiums written in 2023. Revenue and expenses related to unit-linked insurance products are included within Eurolife’s insurance service result. Eurolife’s insurance revenue of $122.3 in 2023 primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Eurolife’s insurance service expenses of $98.8 in 2023 primarily consisted of net policy holder benefits, losses on claims, net, commission expense and other underwriting expenses.

Run-off

The Run-off reporting segment was formed with the acquisition of the company’s interest in The Resolution Group (“TRG”) on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company and Resolution Group Reinsurance (Barbados) Limited. The U.S. Run-off group is managed by the dedicated RiverStone Run-off management operation in the U.S. which has 416 employees.

Run-off manages the company’s run-off businesses in the U.S and continues to manage essentially all of the company’s latent reserves. Run-off’s insurance service expenses of $320.6 in 2023 included net adverse prior year reserve development of $259.4 (2022 - $147.2) on an undiscounted basis, primarily related to latent hazard claims stemming from recent incremental increases in litigation activity and its associated costs.

During 2023 the holding company made cash contributions of $185.0 (2022 - $240.0) to Run-off to augment its capital. Subsequent to December 31, 2023, on February 23, 2024 the holding company made cash contributions of $140.0 to Run-off to augment its capital.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Run-off’s cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until sometime after claims are paid, of the release of assets pledged to secure the payment of those claims.

Non-insurance companies

	2023					2022
	Restaurants	Fairfax	Thomas			Restaurants	Fairfax	Thomas
	and retail(1)	India(2)	Cook India(3)	Other(4)	Total	and retail(1)	India(2)	Cook India(3)	Other(4)	Total
Revenue	1,772.3	263.3	941.6	3,637.3	6,614.5	1,710.3	216.7	611.0	3,043.6	5,581.6
Expenses	(1,690.7)	(251.4)	(906.5)	(3,720.1)	(6,568.7)	(1,582.2)	(208.1)	(600.8)	(3,129.8)	(5,520.9)
Pre-tax income (loss) before interest expense and other	81.6	11.9	35.1	(82.8)	45.8	128.1	8.6	10.2	(86.2)	60.7
Interest and dividends	9.9	(87.4)	—	1.4	(76.1)	9.9	21.4	—	(4.7)	26.6
Share of profit (loss) of associates	—	151.1	(0.1)	1.2	152.2	(0.1)	132.0	0.3	1.8	134.0
Operating income (loss)	91.5	75.6	35.0	(80.2)	121.9	137.9	162.0	10.5	(89.1)	221.3

(1)	Comprised primarily of Recipe and Sporting Life Group.
(2)	Comprised of Fairfax India and its subsidiaries. These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.
(3)	Comprised of Thomas Cook India and its subsidiaries including Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.
(4)	Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality (consolidated on July 5, 2022).

For details of acquisition and divestiture transactions, refer to the Business Developments section of this MD&A under the heading “Acquisitions and Divestitures”.

Restaurants and retail

The increase in revenue and expenses of Restaurants and retail in 2023 primarily reflected higher business volumes at Recipe principally due to the absence of COVID-19 related restrictions in 2023 compared to 2022. The increase in revenue in 2023 also reflected higher menu prices due to inflationary pressures. The increase in expenses in 2023 also reflected higher costs of sales relating to food inflation and compensation expense at Recipe and higher expenses related to new store openings at Sporting Life Group.

Fairfax India

The increase in revenue and expenses of Fairfax India in 2023 primarily reflected the consolidation of Maxop by Fairfax India during 2022, partially offset by decreased revenue and expenses at Fairchem Organics principally due to decreases in sales prices and costs of sales.

Interest and dividends included the impact of Fairfax India’s performance fees payable to Fairfax of $69.4 in 2023 compared to a reversal of performance fee payable of $36.4 in 2022. At December 31, 2023 the holding company had a performance fee receivable of $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024. For additional details refer to note 26 (Related Party Transactions) to the consolidated financial statements for the year ended December 31, 2023.

Thomas Cook India

The increase in revenue and expenses of Thomas Cook India in 2023 primarily reflected higher business volumes in all segments resulting from increased domestic and international travel as the hospitality industry continued to show significant recovery in 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other

The increase in revenue and expenses of Other in 2023 primarily reflected higher business volumes at AGT, Boat Rocker and Dexterra Group and the consolidation of Grivalia Hospitality (on July 5, 2022), partially offset by the deconsolidation of Pethealth (deconsolidated on October 31, 2022) and a lower non-cash goodwill impairment charge related to the company’s investment in Farmers Edge of $63.5 in 2023 compared to $133.4 in 2022.

Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

Net Gains (Losses) on Investments

An analysis of net gains (losses) on investments is provided in the Investments section of this MD&A.

Interest Expense

Interest expense as presented in the consolidated statement of earnings was comprised as follows:

	2023	2022
Interest expense on borrowings:
Holding company	272.6	257.1
Insurance and reinsurance companies	57.9	59.0
Non-insurance companies(1)	130.0	89.8
	460.5	405.9
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	14.3	13.9
Non-insurance companies	35.2	33.0
	49.5	46.9
Interest expense	510.0	452.8

(1)	Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)	Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in 2023 principally reflected the issuance in August 2022 of the $750.0 principal amount of 5.625% unsecured senior notes due 2032.

The increase in interest expense on borrowings at the non-insurance companies in 2023 principally reflected higher interest rates on credit facilities across a number of non-insurance companies, increased borrowings at AGT to support higher business volumes and at Recipe as part of the privatization transaction on October 28, 2022, the inclusion of a full year of interest expense at Grivalia Hospitality (consolidated on July 5, 2022) and movements of certain redemption liabilities primarily at Boat Rocker.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company’s borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Overhead and Other

Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	2023	2022
Fairfax corporate overhead	270.2	144.5
Subsidiary holding companies’ corporate overhead	70.5	60.7
Subsidiary holding companies’ non-cash intangible asset amortization and goodwill impairment charges(1)	89.5	91.5
Corporate overhead as presented in the consolidated statements of earnings	430.2	296.7
Holding company interest and dividends	31.0	(9.6)
Holding company share of profit of associates	(32.2)	(110.5)
Investment management and administration fee income and other	(246.2)	(124.4)
Corporate overhead and other(2)	182.8	52.2

(1)	Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)	Presented as corporate overhead and other in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023.

Fairfax corporate overhead increased to $270.2 in 2023 from $144.5 in 2022, primarily reflecting increased charitable donations, employee compensation expenses, and legal, audit and consulting fees, partially offset by decreased office and general expenses.

Subsidiary holding companies’ corporate overhead increased to $70.5 in 2023 from $60.7 in 2022, primarily reflecting increased charitable donations and employee compensation expenses, partially offset by decreased consulting fees related to the implementation of IFRS 17 and decreased office and general expenses.

Subsidiary holding companies’ non-cash intangible asset amortization of $89.5 in 2023 and $91.5 in 2022 primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Investment management and administration fee income and other of $246.2 in 2023 (2022 - $124.4) included the impact of Fairfax India’s performance fees to Fairfax of $69.4 in 2023 and a reversal of fee income accrual of $36.4 in 2022. Excluding the impact of Fairfax India’s performance fees, investment management and administration fees and other income was $176.8 in 2023 compared to $160.8 in 2022, primarily reflecting increased fees earned by Hamblin Watsa in 2023 due to the growth in the underlying investment portfolios that it manages on behalf of the insurance, reinsurance and run-off subsidiaries of Fairfax. At December 31, 2023 the performance fee receivable of $110.2 was accrued by the company pursuant to its investment advisory agreement with Fairfax India.

Interest and dividends, share of profit of associates and net gains (losses) on investments attributable to Corporate and Other are set out in the Investments section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income Taxes

The company’s effective income tax rate in 2023 of 13.8% (provision for income taxes of $813.4) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada), and deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase to the opening tax basis of assets.

The company’s effective income tax rate in 2022 of 22.3% (provision for income taxes of $1,092.5) was lower than the company’s Canadian statutory income tax rate of 26.5% primarily due to income taxed at rates lower than the Canadian statutory income tax rate (principally in the U.S., Mauritius and Bermuda), non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions) and foreign exchange (principally related to Canadian holding companies where tax returns are filed in Canadian dollars but the holding companies are U.S. dollar functional currency, with the U.S. dollar strengthened relative to the Canadian dollar), partially offset by permanent differences (principally related to a non-cash goodwill impairment charge on Farmers Edge).

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.

Non-controlling Interests

At December 31, 2023 non-controlling interests of $4,750.4 was comprised of non-controlling interests of the insurance and reinsurance companies of $3,115.8 (primarily related to Allied World, Brit, Odyssey Group and Gulf Insurance) and non-controlling interests of the non-insurance companies of $1,634.6 (principally related to Fairfax India). For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2023 and 2022 present the assets and liabilities of, and the capital invested by the company in, each of the company’s reporting segments and categories. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each reporting segment or category is on a legal entity basis for the subsidiaries therein, in accordance with Fairfax’s IFRS accounting policies, and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of a subsidiary or on a subsequent step acquisition.
(b)	Certain of the company’s subsidiaries held equity interests in other Fairfax subsidiaries (“Fairfax affiliates”) at December 31, 2023. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including insurance contract receivables, reinsurance contract assets held, insurance contract payables and insurance contract liabilities, are not shown separately but are eliminated within the respective reporting segments and in “Corporate and eliminations”.
(c)	Corporate and eliminations includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS Accounting Standards to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects reinsurance contract assets held and insurance contract liabilities.

	Equity interests in Fairfax affiliates at December 31, 2023
			International
	North American	Global Insurers	Insurers and	Life insurance	Corporate &
	Insurers	and Reinsurers	Reinsurers	and Run-off	Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	2.0%	6.1%	—	—	91.9%	100.0%
TRG (Run-off)	—	—	31.5%	—	68.5%	100.0%
Singapore Re	—	8.8%	91.2%	—	—	100.0%

Investments in non-insurance affiliates(3)
Thomas Cook India	4.3%	19.5%	0.7%	2.1%	38.0%	64.6%
Fairfax India	11.6%	19.3%	4.2%	1.0%	6.4%	42.5%
Recipe	29.3%	43.9%	1.6%	0.3%	8.9%	84.0%
Boat Rocker	34.3%	5.9%	4.7%	—	—	44.9%
AGT	17.0%	24.1%	—	—	18.5%	59.6%
Dexterra Group	5.3%	31.3%	—	3.4%	9.3%	49.3%
Farmers Edge	28.5%	22.9%	9.8%	—	—	61.2%
Grivalia Hospitality	9.3%	27.2%	—	48.7%	—	85.2%

(1)	This table excludes subsidiaries where the company’s equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance, Fairfax Ukraine, Eurolife and Gulf Insurance.
(2)	Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.
(3)	Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(3)	Consolidated
Assets
Holding company cash and investments	126.7	144.2	—	270.9	—	—	1,510.7	1,781.6
Insurance contract receivables	30.9	873.8	10.6	915.3	10.8	—	—	926.1
Portfolio investments(1)	14,223.8	35,203.6	8,752.6	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	2,034.4	7,301.2	2,037.8	11,373.4	454.3	—	(940.0)	10,887.7
Deferred income tax assets	27.9	(69.3)	59.2	17.8	1.3	54.1	227.9	301.1
Goodwill and intangible assets	838.9	2,278.5	1,128.3	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	215.5	33.2	2.1	250.8	338.8	—	(589.6)	—
Other assets	605.6	845.3	608.9	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	48.8	181.0	15.5	—	(196.5)	—
Total assets	18,133.1	46,713.3	12,648.3	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1

Liabilities
Accounts payable and accrued liabilities	499.8	1,043.1	540.8	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	21.6	329.1	0.7	351.4	—	61.0	32.5	444.9
Deferred income tax liabilities	41.0	307.2	324.3	672.5	69.6	274.2	234.0	1,250.3
Insurance contract payables	52.2	367.4	133.9	553.5	653.4	—	—	1,206.9
Insurance contract liabilities	10,154.6	27,495.7	4,999.6	42,649.9	4,466.7	—	(945.2)	46,171.4
Due to affiliates	23.4	6.4	19.9	49.7	0.8	159.9	(210.4)	—
Borrowings – holding company and insurance and reinsurance companies	38.4	684.3	172.9	895.6	—	—	6,928.9	7,824.5
Borrowings – non-insurance companies	—	—	—	—	—	1,891.8	7.2	1,899.0
Total liabilities	10,831.0	30,233.2	6,192.1	47,256.3	5,448.1	5,012.5	6,567.3	64,284.2

Equity
Shareholders’ equity attributable to shareholders of Fairfax	7,302.1	16,013.8	6,112.1	29,428.0	1,081.5	3,913.0	(11,472.0)	22,950.5
Non-controlling interests	—	466.3	344.1	810.4	12.3	124.1	3,803.6	4,750.4
Total equity	7,302.1	16,480.1	6,456.2	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	18,133.1	46,713.3	12,648.3	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1

Capital
Borrowings	38.4	684.3	172.9	895.6	—	1,891.8	6,936.1	9,723.5
Investments in Fairfax affiliates	808.0	1,408.2	171.5	2,387.7	423.2	—	(2,810.9)	—
Shareholders’ equity attributable to shareholders of Fairfax	6,494.1	12,615.7	5,637.4	24,747.2	658.3	2,402.5	(4,857.5)	22,950.5
Non-controlling interests	—	2,456.2	647.3	3,103.5	12.3	1,634.6	—	4,750.4
Total capital	7,340.5	17,164.4	6,629.1	31,134.0	1,093.8	5,928.9	(732.3)	37,424.4
% of consolidated total capital	19.6%	45.9%	17.7%	83.2%	2.9%	15.8%	(1.9)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2022

Restated

	Property and Casualty Insurance and Reinsurance
	North	Global	International			Non-	Corporate
	American	Insurers and	Insurers and		Life insurance	insurance	and
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	eliminations(3)	Consolidated
Assets
Holding company cash and investments	110.7	205.9	—	316.6	—	—	1,029.2	1,345.8
Insurance contract receivables	24.3	597.8	14.1	636.2	12.7	—	—	648.9
Portfolio investments(1)	12,714.6	30,808.2	5,516.0	49,038.8	4,275.4	2,119.3	(1,108.8)	54,324.7
Reinsurance contract assets held	1,917.6	6,782.7	1,610.6	10,310.9	413.4	—	(1,032.8)	9,691.5
Deferred income tax assets	(52.8)	(34.2)	46.4	(40.6)	(6.4)	54.5	129.8	137.3
Goodwill and intangible assets	800.8	2,410.4	185.6	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	193.3	10.9	2.1	206.3	364.1	—	(570.4)	—
Other assets	585.2	836.1	252.4	1,673.7	832.5	4,153.2	321.9	6,981.3
Investments in Fairfax insurance and reinsurance affiliates(2)	29.4	102.8	34.9	167.1	29.3	—	(196.4)	—
Total assets	16,323.1	41,720.6	7,662.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5

Liabilities
Accounts payable and accrued liabilities	657.5	1,003.2	241.1	1,901.8	257.6	2,430.7	216.5	4,806.6
Derivative obligations	5.6	107.4	0.5	113.5	—	58.2	19.3	191.0
Deferred income tax liabilities	26.8	264.9	225.0	516.7	43.2	252.4	55.7	868.0
Insurance contract payables	41.2	652.6	91.6	785.4	617.3	—	—	1,402.7
Insurance contract liabilities	9,030.9	24,799.0	3,091.4	36,921.3	4,009.2	—	(1,023.9)	39,906.6
Due to affiliates	7.1	3.0	7.0	17.1	0.3	82.4	(99.8)	—
Borrowings – holding company and insurance and reinsurance companies	38.3	695.1	—	733.4	—	—	5,887.6	6,621.0
Borrowings – non-insurance companies	—	—	—	—	—	1,996.9	7.0	2,003.9
Total liabilities	9,807.4	27,525.2	3,656.6	40,989.2	4,927.6	4,820.6	5,062.4	55,799.8

Equity
Shareholders’ equity attributable to shareholders of Fairfax	6,515.7	13,798.4	3,936.0	24,250.1	1,000.9	3,664.1	(9,799.3)	19,115.8
Non-controlling interests	—	397.0	69.5	466.5	—	126.7	3,309.7	3,902.9
Total equity	6,515.7	14,195.4	4,005.5	24,716.6	1,000.9	3,790.8	(6,489.6)	23,018.7
Total liabilities and total equity	16,323.1	41,720.6	7,662.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5

Capital
Borrowings	38.3	695.1	—	733.4	—	1,996.9	5,894.6	8,624.9
Investments in Fairfax affiliates	692.4	1,317.9	146.8	2,157.1	276.2	—	(2,433.3)	—
Shareholders’ equity attributable to shareholders of Fairfax	5,823.3	10,716.2	3,807.5	20,347.0	724.7	2,100.4	(4,056.3)	19,115.8
Non-controlling interests	—	2,161.3	51.2	2,212.5	—	1,690.4	—	3,902.9
Total capital	6,554.0	14,890.5	4,005.5	25,450.0	1,000.9	5,787.7	(595.0)	31,643.6
% of consolidated total capital	20.7%	47.0%	12.7%	80.4%	3.2%	18.3%	(1.9)%	100.0%

(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Changes to the assets and liabilities on the company’s consolidated balance sheet at December 31, 2023 compared to December 31, 2022 were primarily due to the consolidation of Gulf Insurance on December 26, 2023, increased business volumes at the property and casualty insurance and reinsurance companies, significant increase in interest and dividends primarily from the company’s fixed income portfolio and net proceeds received from the sale of Brit’s Managing General Underwriter operations, Ambridge.

Holding company cash and investments increased to $1,781.6 ($1,749.1 net of $32.5 of holding company derivative obligations) at December 31, 2023 from $1,345.8 at December 31, 2022 ($1,326.4 net of $19.4 of holding company derivative obligations). Significant cash transactions at the holding company in 2023 are set out in the Financial Condition section of this MD&A under the heading “Liquidity”.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contract receivables increased by $277.2 to $926.1 at December 31, 2023 from $648.9 at December 31, 2022 principally related to the Global Insurers and Reinsurers reporting segment, primarily reflecting the disposition of Ambridge by Brit, where receivables from Ambridge have been classified as third party business compared to December 31, 2022 when such receivables were an intercompany balance eliminated on consolidation, and increased business volumes at Allied World that resulted in a higher balance from third party administrators that have a normal lag in the associated collections.

Portfolio investments comprise investments carried at fair value and investments that are equity accounted, the aggregate carrying value of which was $63,422.1 at December 31, 2023 ($63,009.7 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2022 of $54,324.7 ($54,153.1 net of subsidiary derivative obligations). The increase of $8,856.6 principally reflected the consolidation of the investment portfolio of Gulf Insurance of $2,372.6, interest and dividends earned by the property and casualty insurance and reinsurance companies of $1,654.7, share of profit of associates of $1,022.2, net unrealized gains on bonds and common stocks, and foreign currency net gains on investments, in addition to the specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.

Subsidiary cash and short term investments decreased by $2,239.9, primarily due to deployment of cash and re-investment of net proceeds on sales and maturities of U.S. treasury and other government short term investments into bonds as described in the paragraph that follows, partially offset by the consolidation of the cash and short term investments of Gulf Insurance ($835.9).

Bonds (including bonds pledged for derivative obligations) increased by $8,271.3, primarily reflecting net purchases of U.S. treasury bonds, other government bonds, first mortgage loans and corporate bonds, the consolidation of Gulf Insurance’s bond portfolio ($1,136.3), net unrealized gains and a promissory note received from Brit’s sale of Ambridge.

Common stocks increased by $2,158.2 primarily reflecting net purchases of common stocks, net unrealized gains, the reclassification of the Fairfax India’s residual interest in IIFL Finance to FVTPL (previously equity accounted), and the consolidation of Gulf Insurance’s common stock portfolio ($216.2).

Investments in associates increased by $601.6 primarily reflecting share of profit of associates of $1,022.2, additional investments in Bangalore Airport by Fairfax India, increased investment in Poseidon (formerly Atlas) common shares through the exercise of equity warrants, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados, purchases of other associates and the consolidation of Gulf Insurance’s associates ($151.8), partially offset by the sale of the company’s investment in Resolute, Fairfax India’s partial sale of IIFL Finance and the corresponding reclassification of the residual interest to FVTPL, the consolidation of Gulf Insurance (previously equity accounted) and the recognition of distributions and dividends from associates and joint ventures.

Derivatives and other invested assets, net of derivative obligations, decreased by $44.0 primarily reflecting net sales of investment property and higher net payables to counterparties on foreign exchange contracts.

Reinsurance contract assets held increased by $1,196.2 to $10,887.7 at December 31, 2023 from $9,691.5 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($571.3) and increased business volumes (principally at Allied World, Brit, Northbridge and Crum & Forster), partially offset by the settlement of U.S. crop losses ceded to reinsurers at Odyssey Group.

Deferred income tax assets increased by $163.8 to $301.1 at December 31, 2023 from $137.3 at December 31, 2022 primarily reflecting deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase in the opening tax basis of assets. As a result of the transition adjustment, a deferred income tax asset of $140.8 was recorded during 2023.

Goodwill and intangible assets increased by $687.3 to $6,376.3 at December 31, 2023 from $5,689.0 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance (goodwill of $330.5 and intangible assets of $607.0), partially offset by the amortization of intangible assets, the sale of Ambridge by Brit and non-cash goodwill impairment charges related to non-insurance companies of $107.9, including Farmers Edge ($63.5).

The allocation by operating segment at December 31, 2023 of goodwill of $3,121.9 and intangible assets of $3,254.4 (December 31, 2022 - $2,927.5 and $2,761.5), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2023. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2023 and it

FAIRFAX FINANCIAL HOLDINGS LIMITED

was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges principally on Farmers Edge as described above.

Other assets increased by $1,308.9 to $8,290.2 at December 31, 2023 from $6,981.3 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($501.3), increases in unit-linked insurance products at Eurolife, higher premises and equipment at Grivalia Hospitality reflecting its expanded operations, increased accrued interest and dividends related to higher interest income in 2023 and increases in the fair value of call options on the non-controlling interests in the Global Insurers and Reinsurers reporting segment, partially offset by the sale of Ambridge by Brit.

Accounts payable and accrued liabilities increased by $680.6 to $5,487.2 at December 31, 2023 from $4,806.6 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($292.0), higher payables related to cost of sales at AGT due to growth in business volume, increased donations, legal and consulting fees, and higher salaries and employee benefits, partially offset by the sale of Ambridge by Brit.

Deferred income tax liabilities increased by $382.3 to $1,250.3 at December 31, 2023 from $868.0 at December 31, 2022 principally due to the release of prior year impairments and deferred intercompany losses related to the company’s investment in Resolute, net unrealized gains on investments in the U.S. and the consolidation of Gulf Insurance.

Insurance contract payables decreased by $195.8 to $1,206.9 at December 31, 2023 from $1,402.7 at December 31, 2022 primarily reflecting a decrease in payables to agents and brokers at Allied World and a decrease in other insurance contract payables at Odyssey Group (both related to timing of settlements), partially offset by the consolidation of Gulf Insurance ($34.8), increase in payables to agents and brokers at Brit and higher non-unit linked insurance products at Eurolife.

Insurance contract liabilities increased by $6,264.8 to $46,171.4 at December 31, 2023 from $39,906.6 at December 31, 2022 primarily reflecting the consolidation of Gulf Insurance ($1,745.4), the timing of paying out long-tail claims at Odyssey Group and Brit and increased business volumes (principally at Allied World, Northbridge, Crum & Forster, Fairfax Asia and Eurolife).

Borrowings – holding company and insurance and reinsurance companies increased by $1,203.5 to $7,824.5 at December 31, 2023 from $6,621.0 at December 31, 2022 primarily reflecting the issuance of a note payable to KIPCO of $579.2 relating to the acquisition of Gulf Insurance, net proceeds of $393.9 from the issuance of unsecured senior notes due 2033 and the consolidation of Gulf Insurance’s borrowings of $172.9.

Non-controlling interests increased by $847.5 to $4,750.4 at December 31, 2023 from $3,902.9 at December 31, 2022 primarily reflecting the non-controlling interests’ share of net earnings ($713.1) and the acquisition of subsidiaries ($602.6, principally related to the consolidation of Gulf Insurance), partially offset by net changes in capitalization ($252.1, principally related to the purchase of certain securities held through AVLNs entered with RiverStone Barbados, repurchases of shares by Fairfax India and the acquisition of non-controlling interests in Allied World, partially offset by the partial disposition of Thomas Cook India shares) and dividends paid to non-controlling interests ($204.5, primarily by the Global Insurers and Reinsurers reporting segment). For further details refer to note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.

Comparison of 2022 to 2021 – Total assets and total liabilities increased to $78,818.5 and $55,799.8 at December 31, 2022 from $76,124.4 and $54,648.2 at December 31, 2021 (which reflects the January 1, 2022 restated balances under IFRS 17) primarily reflecting the consolidation of Grivalia Hospitality on July 5, 2022, increased business volumes at the property and casualty insurance and reinsurance companies and net proceeds received from the sale of Crum & Forster’s Pet Insurance Group and Pethealth. Refer to note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023 and to the Accounting and Disclosure Matters section at the end of this MD&A, under the heading “Material Accounting Policy Changes - Adoption of IFRS 17 Insurance Contracts”, for additional details.

Liability for Incurred Claims for Insurance Contracts

Since 1985, in order to ensure so far as possible that the company’s liability for incurred claims for insurance contracts (often called “loss reserves” or “provision for claims”), is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s property and casualty insurance and reinsurance operations and Life insurance and Run-off are subject to several reviews. The loss reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating

FAIRFAX FINANCIAL HOLDINGS LIMITED

company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business.

The tables below present the company’s property and casualty insurance and reinsurance companies and Run-off’s liability for incurred claims, on an undiscounted basis and excluding risk adjustment, by segment and line of business:

December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	973.7	6,476.4	1,550.6	9,000.7	28.9	9,029.6
Casualty	8,275.6	20,384.4	1,120.0	29,780.0	1,221.5	31,001.5
Specialty	289.4	1,526.9	690.6	2,506.9	0.9	2,507.8
Insurance contracts – LIC (excluding risk adjustment and discounting)	9,538.7	28,387.7	3,361.2	41,287.6	1,251.3	42,538.9

(1)	Excludes provision for claims for life policy benefits of $54.3.

December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North		International
	American	Global Insurers	Insurers and
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	Total(1)
Property	761.1	6,521.8	1,120.2	8,403.1	30.2	8,433.3
Casualty	7,483.8	18,090.4	780.2	26,354.4	1,205.9	27,560.3
Specialty	276.9	1,418.7	563.9	2,259.5	0.9	2,260.4
Insurance contracts – LIC (excluding risk adjustment and discounting)	8,521.8	26,030.9	2,464.3	37,017.0	1,237.0	38,254.0

(1)	Excludes provision for claims for life policy benefits of $35.3.

In the ordinary course of carrying on business, the company’s property and casualty insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company’s subsidiaries at December 31, 2023 of $8.6 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary’s obligations).

The liability for incurred claims for insurance contracts is established by the company’s insurance companies using the case method when claims are initially reported. The provisions for claims are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the liability for incurred claims for insurance contracts may consequently be adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the

FAIRFAX FINANCIAL HOLDINGS LIMITED

time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable prior year reserve development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable prior year reserve development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the tables that follows excludes the loss reserve development of a subsidiary in the year it is acquired.

Net favourable (unfavourable) prior year reserve development, on an undiscounted basis, by reporting segment for the years ended December 31 were comprised as follows:

	Favourable/(Unfavourable)
Property and Casualty Insurance and Reinsurance	2023	2022
North American Insurers	127.2	77.2
Global Insurers and Reinsurers	81.6	21.1
International Insurers and Reinsurers	100.8	97.9
Net favourable prior year reserve development	309.6	196.2
Run-off – net adverse prior year reserve development	(259.4)	(147.2)
Net favourable prior year reserve development	50.2	49.0

The company endeavours to establish an adequate liability for incurred claims for insurance contracts at the balance sheet date, with the objective of remaining prudently reserved during the expected claims settlement period. The reserves will always be subject to upward or downward experience adjustment in the future which could differ significantly from the past due to many unknown factors.

Available on Fairfax’s website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2023 are tables that show the historical reserve development of the underlying operating companies in the company’s property and casualty insurance and reinsurance reporting segments: North American Insurers (comprised of Northbridge, Crum & Forster and Zenith National), Global Insurers and Reinsurers (comprised of Odyssey Group, Brit and Allied World) and International Insurers and Reinsurers, of liability for incurred claims for insurance contracts.

Asbestos, Pollution and Other Latent Hazards

The company’s insurance contract liabilities and reinsurance contract assets held include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively “APO exposures”).

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company’s exposure to asbestos losses are now under the management of Run-off. Considerable uncertainty surrounding these types of claims affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. Key legal principles governing coverage obligations remain unsettled in the courts, and legislation in various states has undermined the intent of the insurer and policyholder expressed in policy language. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly. As a result, the insurance industry confronts continuing litigation and uncertainty in its efforts to quantify asbestos exposures.

Mesothelioma and lung cancer claims comprise the majority of asbestos claims now being filed and litigated, and the number of mesothelioma cases, while decreasing, has not tailed off as expected. Excessive numbers of defendants continue to be named in each case, and each year more defendants not previously sued for asbestos liability are named in lawsuits, putting pressure on costs of defense. Furthermore, the U.S. tort system and public sentiment toward alleged corporate wrongdoers create challenging litigation circumstances. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. The company continues to implement strategies and initiatives to address these issues and will evaluate and adjust its asbestos reserves as necessary.

The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury

FAIRFAX FINANCIAL HOLDINGS LIMITED

claims have also arisen from insureds’ alleged responsibility for sports-related head trauma, sexual molestation, and opioid addiction. Potential exposure associated with sexual molestation claims has increased in recent years, driven by heightened awareness and investigation into past abuse, high profile claims, and legislation expanding alleged victims’ ability to sue, all of which have resulted in additional claims being reported to the company. The company also has begun to receive environmental contamination and bodily injury claims involving per-and polyfluoroalkyl substances (“PFAS”), sometimes called “forever chemicals”, and is monitoring the emergence of mass tort litigation involving claims of injury from pesticides and agricultural chemicals such as “Roundup,” Paraquat and chlorpyrifos. Coverage for lead paint manufacturers’ liability for large-scale abatement of lead paint is being litigated in various appellate courts. Moreover, the company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc, often alleged to have been contaminated with asbestos, as an ingredient of consumer products such as powders and cosmetics. Individual claimants number in the tens of thousands, and the future development of these claims and the degree of the company’s exposure to them are highly uncertain.

Reserves for asbestos, pollution and other latent hazards cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. The uncertainty around future estimates is driven by the lack of historical experience to draw from, uncertainty surrounding the volume of such claims and reporting patterns, emerging science that examines the risk of disease posed by these substances, changes in law impacting both liability and coverage, inconsistent trial results, insolvencies of defendants and co-insurers, and social and economic inflation. As each insured presents different liability and coverage issues, the company evaluates its asbestos, pollution and other latent hazard exposure on an insured-by-insured basis. Since the mid-1990’s the company has utilized a sophisticated methodology that draws upon company experience and claim data sets to assess liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice”. In conjunction with the exposure-based analysis, the company also uses aggregate industry methods when setting its overall asbestos, pollution and other latent hazard reserves.

Following is an analysis of the company’s gross and net insurance contract liabilities, undiscounted and excluding risk adjustment, from U.S. asbestos exposures for the years ended December 31:

	2023		2022
	Gross	Net(1)	Gross	Net(1)
Asbestos
Insurance claims for asbestos claims at January 1	1,077.3	820.1	1,036.7	838.9
Asbestos losses incurred during the year	165.0	120.2	215.8	113.7
Asbestos losses paid during the year	(244.6)	(152.8)	(175.2)	(132.5)
Insurance claims for asbestos claims at December 31	997.7	787.5	1,077.3	820.1

(1)	Net of asset for incurred claims for reinsurance contract assets held, undiscounted and excluding risk adjustment.

To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, policy coverage or the ability to recover reinsurance, additional adjustments to insurance contract liabilities beyond current estimates may emerge in future periods.

Reinsurance Contract Assets Held

The company’s property and casualty insurance and reinsurance operations purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels.

Reinsurance contract assets held of $10,887.7 on the consolidated balance sheet at December 31, 2023, consisting of the asset for remaining coverage ($771.7) and the asset for incurred claims for reinsurance contracts held ($10,116.0), increased by $1,196.2 from $9,691.5 at December 31, 2022, primarily reflecting the consolidation of Gulf Insurance and increased business volumes (primarily at Crum & Forster, Allied World and Northbridge).

The following table presents the company’s top 10 reinsurance groups (ranked by reinsurance contract assets held from reinsurers, presented on an undiscounted basis excluding risk adjustment and includes the unearned portion of premiums ceded to reinsurers) at

FAIRFAX FINANCIAL HOLDINGS LIMITED

December 31, 2023, which represented 53.7% (December 31, 2022 – 62.5%) of reinsurance contract assets held, undiscounted from reinsurers.

			Reinsurance	Net unsecured
		A.M. Best	Contract Assets	Reinsurance Contract
		rating (or S&P	Held,	Assets Held,
Reinsurance group	Principal reinsurers	equivalent)(1)	undiscounted(2)	undiscounted(3)
Munich	Munich Reinsurance Company	A+	1,532.2	1,339.2
Swiss Re	Swiss Reinsurance America Corporation	A+	1,368.5	1,321.8
Lloyd’s	Lloyd’s	A	1,157.7	1,139.3
Everest	Everest Reinsurance (Bermuda), Ltd	A+	845.5	737.5
HDI	Hannover Rück SE	A+	650.2	640.7
Berkshire Hathaway	General Reinsurance Corporation	A++	622.0	619.5
Risk Management Agency	Federal Crop Insurance Corporation	NR	592.3	592.3
Sompo Holdings	Endurance Assurance Corporation	A+	588.3	580.5
Axis	Axis Reinsurance Company	A	462.0	405.4
RenaissanceRe	Validus Reinsurance (Switzerland) Ltd.	A	457.1	442.5
Top 10 reinsurance groups			8,275.8	7,818.7
Other reinsurers			7,138.4	6,451.3
Reinsurance contract assets held, undiscounted			15,414.2	14,270.0
Provision for uncollectible reinsurance			(197.2)	(197.2)
Reinsurance contract assets held, undiscounted			15,217.0	14,072.8

(1)	Financial strength rating of principal reinsurer.
(2)	Excludes specific provisions for uncollectible reinsurance.
(3)	Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

Reinsurance contract assets held, undiscounted in the table above is reconciled to the amounts presented on the consolidated balance sheet at December 31, 2023 as follows:

December 31, 2023
As presented above	15,217.0
Effect of discounting	(1,777.6)
Risk adjustment for non-financial risk	1,105.8
Premiums payable to reinsurers and other	(3,657.5)
Reinsurance contract assets held	10,887.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents reinsurance contract assets held, undiscounted from reinsurers at December 31, 2023 according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk.

			Net unsecured
	Reinsurance		Reinsurance
	Contract Assets	Balance for	Contract Assets
	Held,	which security	Held,
A.M. Best rating (or S&P equivalent)	undiscounted	is held	undiscounted
A++	911.5	28.3	883.2
A+	6,845.0	400.2	6,444.8
A	5,102.9	212.7	4,890.2
A-	643.8	50.6	593.2
B++	121.2	4.9	116.3
B+	40.3	—	40.3
B or lower	110.5	—	110.5
Not rated	945.0	440.8	504.2
Pools and associations	694.0	6.7	687.3
	15,414.2	1,144.2	14,270.0
Provision for uncollectible reinsurance	(197.2)		(197.2)
Reinsurance contract assets held, undiscounted	15,217.0		14,072.8

To support reinsurance contract assets held, undiscounted balances, the company had the benefit of letters of credit or trust funds totaling $1,144.2 at December 31, 2023. In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $197.2 at December 31, 2023 related to net unsecured reinsurance contract assets held, undiscounted of $771.3 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Credit risk associated with the company’s reinsurance contract assets held is discussed in note 22 (Financial Risk Management, under the heading “Credit Risk”) to the consolidated financial statements for the year ended December 31, 2023. From the credit risk analysis performed by its reinsurance security department, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2023.

The consolidated net reinsurance result was a cost of $1,033.7 (2022 - $1,234.8), comprised of (i) cost of reinsurance of $4,977,4 (2022 - $4,509.2) that consists of premiums ceded to reinsurers of $6,322.3 (2022 - $5,563.5), partially offset by commission income on ceded premiums of $1,344.9 (2022 - $1,054.3), less (ii) recoveries of insurance service expenses of $3,943.7 (2022 - $3,274.4) that included the effects of discounting and risk adjustment, which reduced recoveries of incurred claims by $812.5 (2022 - $550.2).

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
			International		Life
	North American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated

Cost of reinsurance	(1,296.8)	(2,916.7)	(1,165.4)	(5,378.9)	(4.9)	406.4	(4,977.4)
Recoveries of insurance service expenses	1,226.9	2,235.0	810.5	4,272.4	94.9	(423.6)	3,943.7
Net reinsurance result	(69.9)	(681.7)	(354.9)	(1,106.5)	90.0	(17.2)	(1,033.7)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North		International		Life
	American	Global Insurers	Insurers and		insurance and	Inter-
	Insurers	and Reinsurers	Reinsurers	Total	Run-off	company	Consolidated

Cost of reinsurance	(962.9)	(2,927.3)	(956.5)	(4,846.7)	(1.7)	339.2	(4,509.2)
Recoveries of insurance service expenses	867.8	2,373.5	359.2	3,600.5	106.8	(432.9)	3,274.4
Net reinsurance result	(95.1)	(553.8)	(597.3)	(1,246.2)	105.1	(93.7)	(1,234.8)

Premiums ceded to reinsurers increased to $6,322.3 in 2023 from $5,563.5 in 2022 principally due to higher business volumes at Crum & Forster and Singapore Re and the impact of the effect of a fronting arrangement on Crum & Forster’s pet business.

Commission income on ceded premiums increased to $1,344.9 in 2023 from $1,054.3 in 2022, primarily reflecting increased business volumes and higher average commission rates at Crum & Forster and Singapore Re and the impact of a higher profit sharing commission income accrual at La Meridional driven by the significant devaluation of the Argentina Peso in the fourth quarter of 2023.

Recoveries of insurance service expenses increased to $3,943.7 in 2023 from $3,274.4 in 2022, primarily reflecting an increase at Fairfax Latam due to large claims on fronting arrangements in Chile and Argentina, and increases at Crum & Forster and Singapore Re commensurate with the increase in premiums ceded to reinsurers, partially offset by lower U.S. crop losses ceded to reinsurers at Odyssey Group, lower current period catastrophe losses ceded to reinsurers at Brit and a greater benefit from discounting losses on claims due to higher discount rates in the period resulting in reduced ceded losses on claims.

The use of reinsurance in 2023 decreased cash provided by operating activities by approximately $1,237.2 (2022 - $1,589.0) primarily reflecting the timing of premiums paid to reinsurers in 2023 and 2022 which was earlier than the collection of reinsurance on claims paid.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the property and casualty insurance and reinsurance operations, Life insurance and Run-off companies, and Fairfax India. Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company’s Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa’s investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company’s Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for the company’s first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives, interest rate swaps and credit default swaps and included in common stocks are investments in associates and equity derivatives.

	Cash and
	short term		Preferred	Common	Real	Total	Investments
Year(1)	investments	Bonds(2)	stocks	stocks	estate(3)	investments(4)	per share ($)(5)
1985	6.4	14.1	1.0	2.5	—	24.0	4.80
↕
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
2021(8)(9)	22,796.8	14,700.7	2,419.9	12,249.1	850.4	53,016.9	2,221.48
2022(10)	10,386.4	29,209.5	2,349.1	12,832.3	702.2	55,479.5	2,378.51
2023(11)	8,094.0	37,709.9	2,459.6	15,863.7	631.6	64,758.8	2,815.20

(1)	IFRS basis for 2010 to 2023; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Includes the company’s investment in other funds with a carrying value of $305.7 at December 31, 2023 (December 31, 2022 - $202.8, December 31, 2021 - $195.5, December 31, 2020 - $195.4, December 31, 2019 - $175.6, December 31, 2018 - $150.3, December 31, 2017 - $90.9, December 31, 2016 - $157.1, December 31, 2015 - $1,094.0) that are invested principally in fixed income securities.
(3)	Includes the company’s equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019. Eurobank is included in common stocks in the table above.
(4)	Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.
(5)	Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements. This supplementary financial measure is presented principally to indicate the significance of the company’s investments in the composition of book value per basic share.
(6)	Increases primarily related to Allied World’s investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.
(7)	Excludes European Run-off’s portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(8)	Increases in part related to the consolidation of Eurolife on July 14, 2021 and Singapore Re on June 17, 2021, and their investment portfolios of $3,256.8 and $316.9 respectively.
(9)	Common stocks is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023, principally related to the company’s equity accounted investment in Gulf Insurance.
(10)	Restated for the adoption of IFRS 17 on January 1, 2023.
(11)	Increases in part related to the consolidation of Gulf Insurance on December 26, 2023 and its investment portfolio of $2,372.6.

Investments per share increased by $436.69 to $2,815.20 at December 31, 2023 from $2,378.51 at December 31, 2022 primarily reflecting the factors that increased investments described under the heading “Components of Consolidated Balance Sheets” in this MD&A and the impact of the company’s purchases of its common shares for cancellation (pursuant to normal course issuer bids). The company’s common shares effectively outstanding decreased to 23,003,248 at December 31, 2023 from 23,325,305 at December 31, 2022. Since 1985, investments per share has compounded at a rate of 18.3% per year, including the impact of acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and Dividends

The majority of interest and dividends is earned by the property and casualty insurance and reinsurance operations. Interest and dividends earned in the company’s first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value, which are supplementary financial measures, to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
	Investments at		Yield(4)	Per share(5)		Yield(4)	Per share(5)
Year(1)	carrying value(2)	Amount(3)	(%)	($)	Amount(3)	(%)	($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
↕
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
2021(7)	48,094.2	640.8	1.33	23.34	471.0	0.98	17.15
2022(8)	54,248.2	961.8	1.77	37.96	706.9	1.30	27.90
2023	60,119.2	1,896.2	3.15	75.83	1,393.7	2.32	55.73

(1)	IFRS basis for 2010 to 2023; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company’s Canadian statutory income tax rate.
(4)	Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.
(5)	Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.
(6)	Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off’s portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.
(7)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(8)	Restated for the adoption of IFRS 17 on January 1, 2023.

Interest and dividends increased to $1,896.2 in 2023 from $961.8 in 2022, primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the year, net purchases of longer-dated U.S. treasury government bonds during 2023 and net purchases of first mortgage loans during 2022 and 2023, partially offset by higher total return swap expense paid on long equity total return swaps.

The company’s pre-tax interest and dividends yield of 3.15% in 2023 increased from 1.77% in 2022 and the company’s after-tax interest and dividends yield of 2.32% in 2023 increased from 1.30% in 2022, with the year-over-year increases principally reflecting the factors described in the preceding paragraph.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividends by reporting segment and category in 2023 and 2022 were comprised as shown in the following tables:

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers an		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	46.8	124.5	62.6	233.9	15.0	7.9	22.6	279.4
Bonds	432.1	970.9	114.4	1,517.4	92.4	8.6	6.5	1,624.9
Derivatives and other invested assets	(2.1)	(7.4)	2.4	(7.1)	0.2	1.0	(57.3)	(63.2)
	476.8	1,088.0	179.4	1,744.2	107.6	17.5	(28.2)	1,841.1
Dividends	30.4	58.4	16.9	105.7	10.8	16.5	0.8	133.8
Investment expenses	(63.9)	(115.3)	(16.0)	(195.2)	(15.4)	(110.1)	242.0	(78.7)
Interest and dividends	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	214.6	1,896.2

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life
	American	Insurers and	Insurers and		insurance	Non-insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Interest income:
Cash and short term investments	19.8	44.4	24.7	88.9	2.7	1.2	8.7	101.5
Bonds	220.1	384.1	73.1	677.3	53.2	8.8	13.8	753.1
Derivatives and other invested assets	9.1	19.3	1.2	29.6	0.5	0.2	(11.4)	18.9
	249.0	447.8	99.0	795.8	56.4	10.2	11.1	873.5
Dividends	32.0	54.9	16.0	102.9	12.3	24.6	0.6	140.4
Investment expenses	(47.0)	(89.4)	(16.2)	(152.6)	(13.1)	(8.2)	121.8	(52.1)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	133.5	961.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of Profit (Loss) of Associates

Share of profit of associates in 2023 of $1,022.2 primarily reflected continued improvement in the company’s underlying investments in Eurobank (share of profit of $437.7 compared to $263.0 in 2022) and EXCO (share of profit of $129.1 compared to $81.9 in 2022), partially offset by decreased share of profit in Poseidon (share of profit of $149.6 compared to $258.2 in 2022), Resolute (no share of profit as a result of the disposition of the company’s investment compared to $159.0 in 2022) and Quess (share of loss of $47.0 which included a non-cash impairment charge of $52.8 compared to share of profit of $6.8 in 2022).

Share of profit of associates by reporting segment and category in 2023 and 2022 were comprised as shown in the following tables:

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
Insurance and reinsurance:
Gulf Insurance(1)	—	—	—	—	—	—	42.6	42.6
Digit	—	—	43.2	43.2	—	—	—	43.2
Other	0.7	1.9	7.2	9.8	0.3	—	(15.2)	(5.1)
	0.7	1.9	50.4	53.0	0.3	—	27.4	80.7
Non-insurance:
India
IIFL Finance(2)	—	—	—	—	—	45.1	—	45.1
Other	2.2	0.5	0.1	2.8	—	106.1	(47.1)	61.8
	2.2	0.5	0.1	2.8	—	151.2	(47.1)	106.9

Real estate	(4.7)	1.1	—	(3.6)	(4.0)	0.2	—	(7.4)

Other
Eurobank	46.9	241.2	48.2	336.3	57.2	—	44.2	437.7
Poseidon (formerly Atlas)	20.7	101.8	11.9	134.4	5.7	—	9.5	149.6
EXCO	47.0	56.8	15.5	119.3	7.1	—	2.7	129.1
Other	52.3	65.9	1.2	119.4	9.9	0.8	(4.5)	125.6
	166.9	465.7	76.8	709.4	79.9	0.8	51.9	842.0
	164.4	467.3	76.9	708.6	75.9	152.2	4.8	941.5
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	32.2	1,022.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life	Non-
	American	Insurers and	Insurers and		insurance	insurance	Corporate
	Insurers	Reinsurers	Reinsurers	Total	and Run-off	companies	and Other	Consolidated
							Restated	Restated
Insurance and reinsurance:
Gulf Insurance	—	—	—	—	—	—	60.7	60.7
Digit	—	—	(11.0)	(11.0)	—	—	—	(11.0)
Other	(1.8)	1.2	(0.7)	(1.3)	(0.9)	—	(9.4)	(11.6)
	(1.8)	1.2	(11.7)	(12.3)	(0.9)	—	51.3	38.1
Non-insurance:
India
IIFL Finance	—	—	—	—	—	36.5	—	36.5
Other	2.9	0.7	0.1	3.7	—	95.7	6.6	106.0
	2.9	0.7	0.1	3.7	—	132.2	6.6	142.5

Real estate	12.8	(3.7)	—	9.1	11.3	(0.2)	(0.9)	19.3

Other
Eurobank	28.3	141.6	28.9	198.8	21.3	—	42.9	263.0
Poseidon (formerly Atlas)	29.9	194.6	15.4	239.9	12.1	—	6.2	258.2
Resolute	104.8	34.6	11.3	150.7	4.9	—	3.4	159.0
EXCO	30.0	36.5	9.0	75.5	4.6	—	1.8	81.9
Other	32.9	23.8	(0.6)	56.1	3.1	2.0	(0.8)	60.4
	225.9	431.1	64.0	721.0	46.0	2.0	53.5	822.5
	241.6	428.1	64.1	733.8	57.3	134.0	59.2	984.3
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	110.5	1,022.4

See note 6 (Investments in Associates) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023 for details of transactions described below:

(1)	On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance.
(2)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1%. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, and commenced classifying it at FVTPL.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net Gains (Losses) on Investments

Net gains on investments of $1,949.5 in 2023 (2022 – net losses on investments of $1,573.2) was comprised as shown in the following table:

	2023			2022
				Restated
	Net	Net change in	Net gains		Net change in	Net gains
	realized gains	unrealized gains	(losses) on	Net realized	unrealized gains	(losses)
	(losses)	(losses)	investments	gains (losses)	(losses)	on investments
Common stocks(1)	43.9	420.5	464.4	364.5	(607.2)	(242.7)
Bonds and preferred stocks – convertible	(0.2)	77.3	77.1	11.6	(253.0)	(241.4)
Other equity derivatives(2)(3)(4)	144.0	213.2	357.2	331.7	(140.9)	190.8
Disposition of non-insurance associates(5)	322.0	—	322.0	45.1	—	45.1
Other	(3.1)	—	(3.1)	4.4	—	4.4
Long equity exposures and financial effects	506.6	711.0	1,217.6	757.3	(1,001.1)	(243.8)
Bonds	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)
U.S. treasury bond forward contracts	172.3	(12.5)	159.8	163.0	(0.6)	162.4
Total bonds	(415.3)	1,129.4	714.1	(20.6)	(1,065.5)	(1,086.1)
Foreign currency(6)	(222.5)	103.7	(118.8)	266.5	(410.1)	(143.6)
Other	1.6	135.0	136.6	(85.4)	(14.3)	(99.7)
Net gains (losses) on investments	(129.6)	2,079.1	1,949.5	917.8	(2,491.0)	(1,573.2)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(488.7)	932.2	443.5	(161.3)	(567.8)	(729.1)
U.S. states and municipalities	1.3	25.7	27.0	(0.2)	(73.5)	(73.7)
Corporate and other	(100.2)	184.0	83.8	(22.1)	(423.6)	(445.7)
	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2023 for details of transactions described below:

(1)	On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings.
(2)	Other equity derivatives include long equity total return swaps, equity warrants and options and the AVLNs entered with RiverStone Barbados. Net change in unrealized gains (losses) in 2023 included $320.6 in unrealized gains (2022 - $100.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of $516.9 at December 31, 2023 (December 31, 2022 - $196.3) recorded in holding company cash and investments.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2023 included $304.2 in realized gains (2022 - $154.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.
(4)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its Atlas equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants.
(5)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of $204.2 in the consolidated statement of earnings.
(6)	Foreign currency net losses were primarily related to underwriting activities during 2023, partially offset by foreign currency net gains on investing activities. Foreign currency net gains on investment activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Long equity exposures and financial effects: Long equity exposures and financial effects excludes the company’s insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2023 the company’s long equity exposure produced net gains of $1,217.6, and were primarily comprised of net gains on common stocks ($464.4), long equity total return swaps ($349.1, which included net gains of $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks), realized gains on partial disposition of the company’s equity accounted investment in IIFL Finance ($292.8, inclusive of a realized remeasurement gain of $204.2 on reclassification of the company’s residual investment to FVTPL), AVLNs entered with RiverStone Barbados ($78.0) and realized gains on the disposition of the company’s equity accounted investment in Resolute ($44.2).

Net losses on long equity exposures of $243.8 in 2022 were primarily comprised of net losses on common stocks ($242.7), convertible bonds ($237.0), AVLNs entered with RiverStone Barbados ($87.3) and equity warrants and options ($50.0), partially offset by net gains on long equity total return swaps ($328.1, which included net gains of $255.4 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks).

Bonds: Net gains on bonds in 2023 of $714.1 were primarily comprised of net gains on U.S. treasury bonds ($253.2), U.S. treasury bond forward contracts ($159.8), corporate and other bonds ($83.8, principally related to Canadian and other corporate bonds) and Greek government bonds ($80.0).

Net losses on bonds in 2022 of $1,086.1 were primarily comprised of net losses on corporate and other bonds ($445.7, principally related to U.S. and other corporate bonds), U.S. treasury bonds ($442.1), Greek government bonds ($157.8) and U.S. state municipal bonds ($73.7), partially offset by net gains on U.S. treasury bond forward contracts ($162.4).

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 - $183.7). These contracts have an average term to maturity of less than six months, and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans.

Foreign currency: Foreign currency net losses in 2023 of $118.8 primarily reflected foreign currency net losses on underwriting activities of $170.2 and net losses on foreign currency contracts of $60.0, partially offset by foreign currency net gains on investing activities of $111.4 (primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments).

Foreign currency net losses in 2022 of $143.6 primarily reflected foreign currency net losses on investing activities of $367.0 (primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies), partially offset by foreign currency net gains on underwriting activities of $169.8 and net gains on foreign currency contracts of $53.6.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio for the company’s first year and for the past ten years. For the years 1986 to 2006, total return on average investments, a supplementary financial measure, included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS Accounting Standards and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2023 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of

FAIRFAX FINANCIAL HOLDINGS LIMITED

earnings, expressed as a percentage of average investments at carrying value. All amounts described above used in the calculation of total return on average investments are included on a pre-tax basis, and are as presented in the consolidated financial statements.

	Average		Net	Change in			Total return
	investment	Interest	realized	unrealized	Net gains	Share of profit	on average
	at carrying	and	gains	gains	(losses) on	(loss) of	investments
Year(1)	value(2)	dividends	(losses)	(losses)	investments(3)	associates		(%)
1986	46.3	3.4	0.7	(0.2)	—	—	3.9	8.4
↕
2014	25,527.2	403.8	—	—	1,682.7	105.7	2,192.2	8.6
2015	27,604.4	512.2	—	—	(341.3)	172.9	343.8	1.2
2016	28,723.4	555.2	—	—	(1,223.3)	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	—	—	1,542.4	200.5	2,301.9	6.8
2018	39,048.0	783.5	—	—	221.3	221.1	1,225.9	3.1
2019(4)	40,109.3	880.2	—	—	1,710.6	169.6	2,760.4	6.9
2020	41,088.0	769.2	—	—	329.9	(112.8)	986.3	2.4
2021(5)	48,094.2	640.8	—	—	3,403.9	402.0	4,446.7	9.2
2022(6)	54,248.2	961.8	—	—	(1,743.0)	1,022.4	241.2	0.4
2023	60,119.2	1,896.2	—	—	2,119.7	1,022.2	5,038.1	8.4
Cumulative from inception		16,936.7	3,887.8		12,791.3	3,387.3	38,267.1	7.7	(7)

(1)	IFRS basis for 2010 to 2023; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.
(2)	Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.
(3)	Excludes foreign currency net gains (losses) recognized on the company’s underwriting activities since 2008, as presented in the consolidated financial statements.
(4)	Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off’s portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.
(5)	Average investments at carrying value is restated as at January 1, 2022 for the adoption of IFRS 17 on January 1, 2023.
(6)	Restated for the adoption of IFRS 17 on January 1, 2023.
(7)	Simple average of the total return on average investments for each of the 38 years.

Investment gains have been an important component of the company’s financial results since 1985, having contributed an aggregate $17,737.8 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2023, total return on average investments has averaged 7.7%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

Bonds

Credit Risk

At December 31, 2023, 79.1% (December 31, 2022 – 80.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.6% (December 31, 2022 – 60.6%) rated AA or better (primarily consisting of government bonds). At December 31, 2023 the fixed income portfolio included the company’s investments in first mortgage loans of $4,685.4 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada, reducing the company’s credit risk exposure related to these investments. Refer to note 22 (Financial Risk Management, under the heading “Investments in Debt Instruments”) to the consolidated financial statements for the year ended December 31, 2023 for a discussion of the company’s exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $991.9 and $1,934.7 respectively (2022 - $435.4 and $852.9).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s exposure to interest rate risk increased during 2023 primarily due to net re-investments of proceeds from sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds (primarily with maturities between 5 to 7 years), net purchases of corporate bonds, other government bonds and first mortgage loans, and the consolidation of Gulf Insurance’s fixed income portfolio. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 - $183.7). These contracts have an average term to maturity of less than six months and may be renewed at market rates. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of $1,900.0 (December 31, 2022 – nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans.

The company’s exposure to interest rate risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings are considered long term strategic holdings and therefore excluded from the following analysis.

During 2023 the company’s equity and equity-related exposure increased, primarily reflecting net unrealized gains on common stock positions, share of profit of associates and an increase in the notional amount of long equity total return swaps on individual equities for investment purposes (primarily from net gains of $624.8 on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks).

The company’s risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2023 would potentially decrease the company’s net earnings by $781.1 and $1,522.8 (December 31, 2022 – by $646.8 and $1,287.8). The company’s long equity exposures and exposure to market price fluctuations are discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

The company’s holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2023 and 2022 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2023(1)(2)	2022(1)(2)
Financials and investment funds	9,621.2	7,486.6
Commercial and industrial	4,921.1	4,082.3
Consumer products and other	2,430.3	1,956.0
	16,972.6	13,524.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2023 of $305.7 (December 31, 2022 - $202.8).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company’s top 10 holdings of common stocks, long equity total return swaps and non-insurance investments in associates at December 31, 2023 and 2022 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2023(1)(2)	2022(1)(2)
Canada(3)	5,465.7	5,031.0
United States(4)	3,457.6	2,574.7
India(5)	2,669.2	2,156.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Greece(6)	2,422.2	1,624.6
United Kingdom	630.6	377.4
Egypt	489.2	324.4
Singapore	197.9	218.0
Thailand	183.2	147.9
Netherlands	144.4	130.8
China	140.8	144.0
All other	1,171.8	795.6
	16,972.6	13,524.9

(1)	Excludes other funds that are invested principally in fixed income securities at December 31, 2023 of $305.7 (December 31, 2022 - $202.8).
(2)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.
(3)	The year-over-year increase primarily reflects net gains on investments recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares and share of profits from associates, partially offset by the disposition of the company’s equity accounted investment in Resolute.
(4)	The year-over-year increase primarily reflects net purchases of common stocks, net unrealized gains on common stock positions, and share of profits from associates.
(5)	Principally held by Fairfax India, in which the company has a 42.5% economic ownership interest and the remaining 57.5% is held by non-controlling interests.
(6)	The year-over-year increase principally reflects share of profits of Eurobank and purchase of Eurobank common shares held through the company’s investment in AVLNs entered with RiverStone Barbados.

Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company’s exposure to net derivative counterparty risk at December 31, 2023 was estimated to be $87.1 (December 31, 2022 - $11.7).

Refer to note 22 (Financial Risk Management, under the heading “Credit Risk – Counterparties to Derivative Contracts”) to the consolidated financial statements for the year ended December 31, 2023 for a discussion and tabular analysis of the company’s exposure to derivative counterparty risk.

Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its property and casualty insurance contract liabilities (excluding the effects of the risk adjustment and discounting) and insurance contract payables, less the sum of its reinsurance contract assets held (excluding the effects of the risk adjustment and discounting) and insurance contract receivables. The annual cost (benefit) of float is calculated by expressing annual underwriting profit (loss) as a percentage of average float for the year (the simple average of float at the beginning and end of the year) and results in an annual benefit (cost) in years where the company has an underwriting profit (loss).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the accumulated float and the cost (benefit) of generating that float for the company’s property and casualty insurance and reinsurance operations. The average float increased by 12.5% in 2023 to $31,249.8, at no cost.

			Cost	Average long term
	Underwriting		(benefit)	Canada treasury
	profit(1)	Average float(1)	of float	bond yield
Year
1986	2.5	21.6	(11.6)%	9.6%
↕
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
2021	801.2	24,320.9	(3.3)%	1.9%
2022	1,105.3	27,775.2	(4.0)%	2.8%
2023	1,522.2	31,249.8	(4.9)%	3.3%
Weighted average since inception			(1.0)%	3.1%
Fairfax’s weighted average net benefit of float since inception			(4.1)%

(1)	IFRS 17 basis for 2022 and 2023; IFRS 4 basis for 2010 to 2021; Canadian GAAP basis for 2009 and prior. Underwriting profit of the property and casualty insurance and reinsurance subsidiaries for 2023 and 2022 is presented in the Sources of Net Earnings section of this MD&A.

The table above presents the company’s weighted average net benefit of float since inception of 1.0%, which means that float has not cost the company anything but instead has been a net benefit (in years of profitable underwriting the company is effectively able to borrow at no cost) compared to the cost of borrowing implied by the weighted average long term Canada treasury bond yield since inception of 3.1%, resulting in an advantage to the company as noted in Fairfax’s weighted average net benefit of float since inception of 4.1%. The company’s long term goal is to increase float at no cost, by achieving combined ratios consistently below 100%, and to invest that float for positive returns.

Year-end float for the most recent five years was comprised as follows:

	Property and Casualty Insurance and Reinsurance
		Global	International
	North American	Insurers and	Insurers and
Year(1)	Insurers	Reinsurers	Reinsurers	Total	Run-off(2)	Consolidated Float
2019	6,043.4	13,259.4	1,328.3	20,631.1	1,747.4	22,378.5
2020	6,514.2	14,835.5	1,355.3	22,705.0	1,572.8	24,277.8
2021	7,026.9	17,262.5	1,647.4	25,936.8	1,900.1	27,836.9
2022	7,873.3	19,577.5	1,632.9	29,083.7	1,775.4	30,859.1
2023	8,890.2	21,391.8	3,133.9	33,415.9	1,659.2	35,075.1

(1)	IFRS 17 basis for 2022 and 2023; IFRS 4 basis for 2019 to 2021.
(2)	Run-off is an operating segment included in the Life insurance and Run-off reporting segment.

During 2023 the company’s property and casualty insurance and reinsurance float increased by $4,332.2 to $33,415.9, at no cost to the company, primarily reflecting the acquisition of Gulf Insurance and increased float within the Global Insurers and Reinsurers reporting segment, Crum & Forster and Northbridge. The increased float principally resulted from increases in insurance contract liabilities, partially offset by increased reinsurance contract assets held, increased insurance contract receivables and decreased insurance contract payables. The company’s consolidated float was also partially impacted by the decrease at Run-off, principally as a result of decreased insurance contract liabilities reflecting Run-off’s continued progress settling its claim liabilities, partially offset by net adverse prior year reserve development on asbestos, pollution and other hazards reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Float, average float and cost (benefit) of float are supplementary financial measures that are calculated using amounts presented in the consolidated financial statements, excluding the company’s Life insurance operations and excluding the effects of the risk adjustment and discounting. Float in the table above is reconciled to the amounts presented on the company’s consolidated balance sheets as at December 31 as follows:

	December 31, 2023
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	46,875.9	3,051.2	3,415.1	(7,170.8)	46,171.4
Insurance contract payables	568.3	638.6	—	—	1,206.9
	47,444.2	3,689.8	3,415.1	(7,170.8)	47,378.3

Reinsurance contract assets held	11,443.0	80.6	1,105.7	(1,741.6)	10,887.7
Insurance contract receivables	926.1	—	—	—	926.1
	12,369.1	80.6	1,105.7	(1,741.6)	11,813.8

Float	35,075.1	3,609.2	2,309.4	(5,429.2)	35,564.5

	December 31, 2022(1)
		Life insurance
	As presented above	operations	Risk adjustment	Discounting	Consolidated
Insurance contract liabilities	40,891.9	2,523.5	3,123.7	(6,632.5)	39,906.6
Insurance contract payables	795.4	607.3	—	—	1,402.7
	41,687.3	3,130.8	3,123.7	(6,632.5)	41,309.3

Reinsurance contract assets held	10,179.3	4.9	1,032.9	(1,525.6)	9,691.5
Insurance contract receivables	648.9	—	—	—	648.9
	10,828.2	4.9	1,032.9	(1,525.6)	10,340.4

Float	30,859.1	3,125.9	2,090.8	(5,106.9)	30,968.9

(1)	Amounts presented for the year ended December 31, 2022 were restated and calculated using amounts presented in the consolidated financial statements under IFRS 17 as described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

Financial Condition

Capital Resources and Management

The company’s total capital significantly increased to $37,424.4 at December 31, 2023 from $31,643.6 at December 31, 2022, principally reflecting the record net earnings reported in 2023. The company’s property and casualty insurance and reinsurance companies continued to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. Changes in total capital and the components thereof, the company’s capital management measures and ratios, and capital levels of the property and casualty insurance and reinsurance companies are described in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A common measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio, a supplementary financial measure which is used by the company to evaluate capital adequacy and underwriting capacity, is presented below for the property and casualty insurance and reinsurance companies:

	Net premiums written to
	statutory surplus
	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers
Northbridge	1.1	1.2
Crum & Forster	1.7	1.8
Zenith National	1.0	1.0
Global Insurers and Reinsurers
Allied World(1)	0.9	1.0
Odyssey Group	0.8	1.1
Brit	1.0	1.5
International Insurers and Reinsurers
Gulf Insurance(2)	1.4	—
Fairfax Asia(3)	0.6	0.5
Other	1.1	1.2

U.S. insurance industry	0.9	0.8

(1)	Allied World’s ratios use its U.S. GAAP equity of $5,670.0 at December 31, 2023 (2022 - $4,594.7).
(2)	Gulf Insurance was consolidated on December 26, 2023.
(3)	Total equity excludes certain holding company investments.

The issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2023 were as follows:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS	Fitch
Fairfax Financial Holdings Limited	bbb+	BBB	Baa2	A (low)	BBB
Financial Strength Ratings
North American Insurers
Northbridge Financial Corporation(1)	A	A	A3	A (high)	—
Crum & Forster Holdings Corp.(1)	A	A	A3	—	—
Zenith National Insurance Corp.(1)	A	A	A3	—	—
Global Insurers and Reinsurers
Allied World Assurance Company Holdings, Ltd(1)	A	A	A2	—	—
Odyssey Group Holdings, Inc.(1)	A+	A	A2	—	—
Brit Limited(2)	A	AA-	—	—	AA-
International Insurers and Reinsurers
Gulf Insurance Group K.S.C.P.	A	A	A2	—	—
Falcon Insurance Company (Hong Kong) Limited	—	A	—	—	—
Singapore Reinsurance Corporation Limited	A	—	—	—	—
Wentworth Insurance Company Ltd.	A	—	—	—	—
Polish Re	A-	—	—	—	—
Colonnade Insurance S.A.	A-	—	—	—	—

(1)	Financial strength ratings apply to the operating companies.
(2)	Brit’s ratings are the A.M. Best, Standard & Poor’s and Fitch ratings assigned to Lloyd’s.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2023, Moody’s upgraded the issuer credit rating of Fairfax from Baa3 to Baa2 and the financial strength ratings of Zenith and Crum & Forster from Baa1 to A3 and of Gulf Insurance from A3 to A2, DBRS upgraded the issuer credit rating of Fairfax from BBB (high) to A (low) and the financial strength rating of Northbridge from A to A (high), AM Best upgraded the issuer credit rating of Fairfax from bbb to bbb+ and the financial strength rating of Odyssey Group from A to A+ and S&P upgraded the financial strength ratings on the Society of Lloyd’s from A+ to AA-. Also during 2023, Fitch assigned Fairfax a senior debt rating of BBB. There were no other changes in the issuer credit ratings and financial strength ratings of Fairfax and its property and casualty insurance and reinsurance operating companies at December 31, 2023 compared to December 31, 2022.

Book Value Per Basic Share

Common shareholders’ equity at December 31, 2023 of $21,615.0 or $939.65 per basic share compared to $17,780.3 or $762.28 per basic share at December 31, 2022, representing an increase per basic share in 2023 of 23.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2023; an increase of 24.7% adjusted to include that dividend).

The increase in book value per basic share was primarily due to record net earnings attributable to shareholders of Fairfax of $4,381.8, partially offset by payments of common and preferred share dividends of $294.9 and purchases of subordinate voting shares for cancellation for cash consideration of $273.6.

During 2023 the number of common shares effectively outstanding decreased by 322,057, primarily as a result of purchases of 364,723 subordinate voting shares for cancellation, partially offset by net issuances of 42,666 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At December 31, 2023 there were 23,003,248 common shares effectively outstanding.

In the most recent five years the company has not issued any common shares and has purchased common shares for cancellation as follows:

	Number of subordinate	Average purchase
Year	voting shares purchased	price per share(1)	Net purchase cost
2019(2)	249,361	$473.21	118.0
2020(2)	343,871	$293.42	100.9
2021(3)	2,137,923	$494.92	1,058.1
2022(2)	387,790	$514.71	199.6
2023(2)	364,723	$749.99	273.6

(1)	The company calculates average purchase price per share for annual periods as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation, calculated using amounts presented in the consolidated financial statements.
(2)	Subordinate voting shares purchased for cancellation under the terms of the company’s normal course issuer bids.
(3)	Subordinate voting shares purchased for cancellation under a substantial issuer bid completed on December 29, 2021 for 2,000,000 shares at $500.00 per share, and under the terms of the company’s normal course issuer bids for 137,923 shares.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Excess (deficiency) of fair value over carrying value

The table below presents the pre-tax excess (deficiency) of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over carrying value of these investments at December 31, 2023 was $1,006.0 compared to $310.0 at December 31, 2022, with $315.2 of that increase related to the company’s investment in publicly traded Eurobank.

	December 31, 2023			December 31, 2022
			Excess (deficiency)			Excess (deficiency)
			of fair value			of fair value
		Carrying	over carrying		Carrying	over carrying
	Fair value	value	value	Fair value	value	value
Non-insurance associates(1):
Eurobank	2,251.6	2,099.5	152.1	1,344.5	1,507.6	(163.1)
Poseidon (formerly Atlas)(2)	2,046.3	1,706.4	339.9	1,864.7	1,506.3	358.4
Quess	321.9	430.2	(108.3)	222.2	447.1	(224.9)
All other	2,206.1	1,985.6	220.5	2,252.9	1,957.0	295.9
	6,825.9	6,221.7	604.2	5,684.3	5,418.0	266.3

Non-insurance companies(3):
Fairfax India	875.2	758.3	116.9	585.3	517.0	68.3
Thomas Cook India	489.5	201.1	288.4	292.8	214.0	78.8
Other(4)	164.7	168.2	(3.5)	174.8	278.2	(103.4)
	1,529.4	1,127.6	401.8	1,052.9	1,009.2	43.7
	8,355.3	7,349.3	1,006.0	6,737.2	6,427.2	310.0

(1)	The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)	On March 28, 2023 Poseidon was privatized and as a result the company estimated the fair value of its interest in Poseidon at December 31, 2023 to be $2,046.3 based on the cash purchase price of $15.50 per Atlas Corp common share pursuant to the transaction described in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2023.
(3)	The fair values of the company’s investments in market traded non-insurance companies – Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge – are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company’s consolidated financial statements for the year ended December 31, 2023, less the subsidiary’s non-controlling interests as included in note 16 (Total Equity) to those consolidated financial statements.
(4)	Comprised of Dexterra Group, Boat Rocker and Farmers Edge.

Normal course issuer bid

Following the expiry on September 29, 2023 of its then current normal course issuer bid, on September 30, 2023 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2024, to acquire up to 2,341,564 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

The company’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Liquidity

The following table presents major components of cash flows for the years ended December 31:

	2023	2022
Operating activities
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)	5,459.7	5,220.3
Net purchases of investments classified at FVTPL	(5,499.1)	(9,640.2)
	(39.4)	(4,419.9)
Investing activities
Purchases of investments in associates	(882.0)	(363.5)
Sales of investments in associates	1,065.3	192.9
Purchases of subsidiaries, net of cash acquired	240.8	(229.9)
Proceeds from sale of insurance subsidiaries, net of cash divested	128.7	1,109.0
Proceeds from sale of non-insurance subsidiaries, net of cash divested	—	10.5
Net purchases of premises and equipment and intangible assets	(514.1)	(418.9)
Net sales of investment property	53.3	84.7
	92.0	384.8
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	393.9	743.4
Repayments of borrowings – holding company and insurance and reinsurance companies	(29.6)	(0.3)
Net repayments to other revolving credit facilities – insurance and reinsurance companies	(10.0)	(35.0)
Net proceeds from borrowings – non-insurance companies	228.6	47.0
Repayments of borrowings – non-insurance companies	(163.9)	(25.3)
Net borrowings from (repayments to) revolving credit facilities and short term loans – non-insurance companies	(185.4)	304.1
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(64.7)	(68.5)
Principal payments on lease liabilities – non-insurance companies	(126.5)	(138.9)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(89.6)	(148.2)
Purchases of subordinate voting shares for cancellation	(273.6)	(199.6)
Issuances of subsidiary shares to non-controlling interests	27.7	167.5
Purchases of subsidiary shares from non-controlling interests	(340.2)	(1,384.7)
Sales of subsidiary common shares to non-controlling interests	65.6	—
Common and preferred share dividends paid	(294.9)	(295.1)
Dividends paid to non-controlling interests	(204.5)	(261.0)
	(1,067.1)	(1,294.6)
Decrease in cash and cash equivalents during the year	(1,014.5)	(5,329.7)

For details of the transactions discussed below, see note 6 (Investments in Associates), note 15 (Borrowings), note 16 (Total Equity) and note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.

Operating activities for the years ended December 31, 2023 and 2022

Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $5,459.7 in 2023 from $5,220.3 in 2022, principally reflecting higher net premium collections and higher interest and dividends received, partially offset by higher net paid losses and higher income taxes paid. Refer to the consolidated statements of cash flows and to note 25 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2023 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2023

Sales of investments in associates of $1,065.3 primarily reflected proceeds from the sale of the company’s investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share) and a partial sale of IIFL Finance by Fairfax India for cash consideration of $177.3 (14.7 billion Indian rupees).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Purchases of investments in associates of $882.0 primarily reflected additional investments in Bangalore Airport by Fairfax India for aggregate cash consideration of $250.0, increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, purchases of Eurobank common shares and other securities held through AVLNs entered with RiverStone Barbados and purchases of other associates.

Purchases of subsidiaries, net of cash acquired of $240.8 primarily reflected the acquisition of Gulf Insurance for cash consideration of $176.9, net of Gulf Insurance’s unrestricted cash and cash equivalents balance of $428.6.

Proceeds from sale of insurance subsidiaries, net of cash divested of $128.7 primarily reflected Brit’s sale of Ambridge.

Investing activities for the year ended December 31, 2022

Purchases of investments in associates of $363.5 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and purchases of Atlas common shares held through AVLNs entered with RiverStone Barbados for cash consideration of $84.8.

Purchases of subsidiaries, net of cash acquired of $229.9 primarily reflected the acquisition of Grivalia Hospitality for cash consideration of $194.6, net of Grivalia Hospitality’s cash balance of $56.6.

Proceeds from sale of insurance subsidiaries, net of cash divested of $1,109.0 primarily reflected the company’s sale of the Crum & Forster Pet Insurance Group and Pethealth for cash consideration of $1.15 billion, net of selling expenses and cash divested.

Financing activities for the year ended December 31, 2023

Proceeds from borrowings – holding company and insurance and reinsurance companies of $393.9 principally reflected net proceeds from the issuance of $400.0 principal amount of 6.00% unsecured senior notes due 2033.

Purchases of subsidiary shares from non-controlling interests of $340.2 primarily reflected purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares under normal course issuer bids by Fairfax India and purchases of Allied World shares from minority shareholders for cash consideration of $30.6.

Net proceeds from borrowings – non-insurance companies of $228.6 primarily reflected Grivalia Hospitality’s borrowings to finance its development projects and the repayment of certain loans.

Repayments of borrowings – non-insurance companies of $163.9 primarily reflected Grivalia Hospitality’s repayment of certain loans using the net proceeds from the borrowings described above.

Net repayments to revolving credit facilities and short term loans – non-insurance companies of $185.4 primarily reflected partial repayments by Recipe and Boat Rocker on their revolving credit facilities.

Dividends paid to non-controlling interests of $204.5 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.

Financing activities for the year ended December 31, 2022

Proceeds from borrowings – holding company and insurance and reinsurance companies of $743.4 principally reflected net proceeds from the issuance of $750.0 principal amount of 5.625% unsecured senior notes due 2032.

Net borrowings from revolving credit facilities and short term loans – non-insurance companies of $304.1 primarily reflected an increase in borrowings by Recipe of $99.8 (Cdn$135.9) in connection with its privatization transaction, and Boat Rocker and AGT’s additional borrowings on their revolving credit facilities to support growth.

Issuances of subsidiary shares to non-controlling interests of $167.5 primarily reflected a third party’s investment in Brit’s subsidiary, Ki Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Purchases of subsidiary shares from non-controlling interests of $1,384.7 primarily reflected the company’s purchase of Allied World shares from minority shareholders for cash consideration of $650.0, an additional investment made in connection with the privatization of Recipe for cash consideration of $342.3 (Cdn$465.9), purchases of certain securities held through AVLNs entered with RiverStone Barbados, purchases of common shares of Fairfax India from non-controlling interests and purchases of common shares under normal course issuer bids by Fairfax India.

Dividends paid to non-controlling interests of $261.0 primarily reflected dividends paid by Allied World, Odyssey Group and Brit to their minority shareholders.

Holding Company

Holding company cash and investments increased by $435.8 from $1,345.8 at December 31, 2022 to $1,781.6 at December 31, 2023.

Significant cash and investment transactions at the holding company during 2023 included dividends received from the insurance and reinsurance companies of $787.8 (inclusive of a special dividend of $275.0 paid by Brit to the holding company as a result of Brit’s receipt of the net proceeds from its sale of Ambridge), net proceeds of $393.9 from the issuance of unsecured senior notes due in 2033 and proceeds from the sale of the holding company’s investment in Resolute for cash consideration of $114.9, partially offset by the payment of common and preferred share dividends of $294.9, purchases of certain securities held through AVLNs entered with RiverStone Barbados of $278.5, purchases for cancellation of 364,723 subordinate voting shares under the terms of the company’s normal course issuer bids at a cost of $273.6, capital contributions to Run-off of $185.0, the acquisition of Gulf Insurance for cash consideration of $176.9, and purchases of Allied World shares from minority shareholders for cash consideration of $30.6.

The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2023 of $1,749.1 provides adequate liquidity to meet the holding company’s known commitments in 2024. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2023.

The holding company’s known significant commitments for 2024 consist of payment of a common share dividend of $363.1 ($15.00 per common share, paid in January 2024), redemptions of the August 2024 unsecured senior notes of $279.3 (redeemed in January 2024) and the March 2025 unsecured senior notes of Cdn$348.6, (to be redeemed in March 2024), a mandatory tender offer to all other holders of Gulf Insurance shares, an annual payment of $165.0 to KIPCO for the Gulf Insurance acquisition as described in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023, a capital contribution of $140.0 to Run-off to augment its capital (contributed in February 2024), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.

On December 7, 2023 the company completed an offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 for net proceeds of $393.9 and subsequent to December 31, 2023, on January 12, 2024 the company completed a re-opening of these notes for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2. On January 29, 2024 the company used the net proceeds from the offering to redeem the August 2024 notes and has called for redemption of the March 2025 notes.

At December 31, 2023 the holding company had a performance fee receivable of $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. In accordance with the investment advisory agreement, the company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and reinsurance companies

During 2023 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) decreased by $2,202.6 primarily due to deployment of cash and re-investment of net proceeds on sales and maturities of U.S. treasury and other government short term investments into certain other government and corporate and other bonds, and net purchases of first mortgage loans, partially offset by the consolidation of the cash and short term investments of Gulf Insurance.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2024 of $376.3, primarily related to AGT and Boat Rocker’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Contractual Obligations

For details of the company’s contractual obligations, including the maturity profile of financial liabilities, please see note 22 (Financial Risk Management, under the heading “Liquidity Risk”) to the consolidated financial statements for the year ended December 31, 2023.

Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2023.

Accounting and Disclosure Matters

Internal Control Over Financial Reporting

As a result of the adoption of IFRS 17 on January 1, 2023, the company revised certain of its internal controls over financial reporting at its insurance and reinsurance subsidiaries and at the holding company. These significant changes to internal controls were principally for implementation governance and for controls over the initial implementation of IFRS 17 and the ongoing controls in the company’s actuarial and financial reporting processes, including the adoption of IFRS 17 accounting policies and significant judgments and estimates, the use of new information technology systems and the reconciliation of financial data between IFRS 4 and IFRS 17.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2023, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2023, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

FAIRFAX FINANCIAL HOLDINGS LIMITED

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, except as described below under “Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting”, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2023, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On December 26, 2023 the company acquired a controlling interest in Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) and commenced consolidating the assets and liabilities of Gulf Insurance in the company’s financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Gulf Insurance, the assets and liabilities of which are included in the consolidated financial statements of the company for the year ended December 31, 2023. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Gulf Insurance represented nil of the company’s consolidated insurance revenue for the year ended December 31, 2023 and represented approximately 4.8% and 3.6% of the company’s consolidated total assets and total liabilities, respectively, as at December 31, 2023. The table that follows presents a summary of financial information for Gulf Insurance.

As at December 31, 2023
Assets
Portfolio investments	2,372.6
Reinsurance contract assets held	571.3
Deferred income tax assets	13.8
Goodwill and intangible assets	937.5
Other assets	501.3
Total assets	4,396.5

Liabilities
Accounts payable and accrued liabilities	292.0
Deferred income tax liabilities	77.0
Insurance contract payables	34.8
Insurance contract liabilities	1,745.4
Borrowings – holding company and insurance and reinsurance companies	172.9
Total liabilities	2,322.1
Total Equity	2,074.4
4,396.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2023.

Material Accounting Policy Changes - Adoption of IFRS 17 Insurance Contracts

The company’s adoption of IFRS 17 on January 1, 2023 is described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023. The supplemental financial information below summarizes the reclassification and measurement adjustments applied to the restated consolidated balance sheets as at January 1, 2022 and December 31, 2022, and to the restated consolidated statement of earnings for the year ended December 31, 2022.

INFORMATION ON CONSOLIDATED BALANCE SHEET

as at January 1, 2022

(US$ millions)

		As previously	Reclassification	Measurement
Financial statement line under IFRS 4	Notes	reported	adjustments	adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,478.3	—	—	1,478.3	Holding company cash and investments
Insurance contract receivables	1	6,883.2	(6,324.9)	91.8	650.1	Insurance contract receivables
Deferred premium acquisition costs	2	1,924.1	(1,924.1)	—	—
Recoverable from reinsurers	3	12,090.5	(2,566.2)	368.8	9,893.1	Reinsurance contract assets held
Deferred income tax assets		522.4	—	(73.3)	449.1	Deferred income tax assets
All other assets		63,746.9	(64.6)	(28.5)	63,653.8	All other assets
Total assets		86,645.4	(10,879.8)	358.8	76,124.4	Total assets

Liabilities						Liabilities
Deferred income tax liabilities		598.8	—	(12.3)	586.5	Deferred income tax liabilities
Insurance contract payables	3, 4	4,493.5	(2,444.8)	(222.7)	1,826.0	Insurance contract payables
Insurance contract liabilities	1, 2, 4	47,346.5	(8,062.3)	458.0	39,742.2	Insurance contract liabilities
All other liabilities		12,891.3	(372.7)	(25.1)	12,493.5	All other liabilities
Total liabilities		65,330.1	(10,879.8)	197.9	54,648.2	Total liabilities

Equity						Equity
Common shareholders' equity	See table below	15,049.6	—	150.2	15,199.8	Common shareholders' equity
Preferred stock		1,335.5	—	—	1,335.5	Preferred stock
Shareholders' equity attributable to shareholders of Fairfax		16,385.1	—	150.2	16,535.3	Shareholders' equity attributable to shareholders of Fairfax
Non-controlling interests		4,930.2	—	10.7	4,940.9	Non-controlling interests
Total equity		21,315.3	—	160.9	21,476.2	Total equity
		86,645.4	(10,879.8)	358.8	76,124.4

Book value per basic share		$630.60		$6.29	$636.89

FAIRFAX FINANCIAL HOLDINGS LIMITED

INFORMATION ON CONSOLIDATED BALANCE SHEET

as at December 31, 2022

(US$ millions)

		As previously	Reclassification	Measurement
Financial statement line under IFRS 4	Notes	reported	adjustments	adjustments	Restated	Financial statement line under IFRS 17
Assets						Assets
Holding company cash and investments		1,345.8	—	—	1,345.8	Holding company cash and investments
Insurance contract receivables	1	7,907.5	(7,214.0)	(44.6)	648.9	Insurance contract receivables
Deferred premium acquisition costs	2	2,170.3	(2,170.3)	—	—
Recoverable from reinsurers	3	13,115.8	(3,045.6)	(378.7)	9,691.5	Reinsurance contract assets held
Deferred income tax assets		492.1	—	(354.8)	137.3	Deferred income tax assets
All other assets		67,093.6	(75.2)	(23.4)	66,995.0	All other assets
Total assets		92,125.1	(12,505.1)	(801.5)	78,818.5	Total assets

Liabilities						Liabilities
Deferred income tax liabilities		496.7	—	371.3	868.0	Deferred income tax liabilities
Insurance contract payables	3, 4	5,061.9	(3,561.6)	(97.6)	1,402.7	Insurance contract payables
Insurance contract liabilities	1, 2, 4	52,199.6	(8,565.2)	(3,727.8)	39,906.6	Insurance contract liabilities
All other liabilities		14,031.1	(378.3)	(30.3)	13,622.5	All other liabilities
Total liabilities		71,789.3	(12,505.1)	(3,484.4)	55,799.8	Total liabilities

Equity						Equity
Common shareholders’ equity	See table below	15,340.7	—	2,439.6	17,780.3	Common shareholders’ equity
Preferred stock		1,335.5	—	—	1,335.5	Preferred stock
Shareholders’ equity attributable to shareholders of Fairfax		16,676.2	—	2,439.6	19,115.8	Shareholders’ equity attributable to shareholders of Fairfax
Non-controlling interests		3,659.6	—	243.3	3,902.9	Non-controlling interests
Total equity		20,335.8	—	2,682.9	23,018.7	Total equity
		92,125.1	(12,505.1)	(801.5)	78,818.5

Book value per basic share		$657.68		$104.60	$762.28

The cumulative increases to common shareholders’ equity were comprised as follows:

	December 31, 2022	January 1, 2022
Common shareholders’ equity as previously reported (book value per basic share at December 31, 2022 - $657.68 and January 1, 2022 - $630.60)	15,340.7	15,049.6
IFRS 17 measurement adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Acquisition cost deferral and changes in attributable expenses	443.1	385.7
Loss component net of loss recovery component	(359.6)	(387.5)
Foreign exchange and other measurement adjustments	292.3	108.5
Deferred income taxes	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders’ equity as restated (book value per basic share at December 31, 2022 - $762.28 and January 1, 2022 - $636.89)	17,780.3	15,199.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

The reclassification and measurement adjustments in the restated consolidated balance sheets above principally reflect the following:

Note	Reclassification adjustments	Measurement adjustments
1	Insurance premiums receivable, reinsurance premiums receivable and funds withheld receivable are included within insurance contract liabilities under IFRS 17.	No significant measurement adjustments.
2	Deferred premium acquisition costs are included within insurance contract liabilities under IFRS 17.	No measurement adjustments.
3

Recoverable from reinsurers, payable to reinsurers (previously included within insurance contract payables) and ceded deferred premium acquisition costs (previously included within insurance contract payables) are included within reinsurance contract assets held under IFRS 17.

Losses on claims, ceded are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM and a loss recovery component.

4

Various insurance contract payables related balances (accrued commissions, accrued premium taxes, advances and deposits from policyholders and others) are included within insurance contract liabilities under IFRS 17.

Losses on claims, gross are measured on a discounted basis using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. Also reflects the recognition of CSM, a loss component, deferral of expenses and an asset for insurance acquisition cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

INFORMATION ON CONSOLIDATED STATEMENT OF EARNINGS

for the year ended December 31, 2022

(US$ millions except per share amounts)

		As previously	Reclassification	Measurement
Financial statement line under IFRS 4	Notes	reported	adjustments	adjustments	Restated	Financial statement line under IFRS 17
Gross premiums written		27,912.6	(27,912.6)	—	—	No longer presented in the consolidated statements of earnings, refer to the company’s MD&A
Net premiums written		22,271.7	(22,271.7)	—	—

						Insurance
Gross premiums earned	1	26,454.9	(1,460.0)	(291.4)	24,703.5	Insurance revenue
	2		(22,536.0)	2,068.7	(20,467.3)	Insurance service expense
					4,236.2	Net insurance result
Premiums ceded to reinsurers	3	(5,448.8)	1,054.3	(114.7)	(4,509.2)	Cost of reinsurance
	4		3,658.7	(384.3)	3,274.4	Recoveries of insurance service expenses
					(1,234.8)	Net reinsurance result
					3,001.4	Insurance service result
	5		(784.6)	128.2	(656.4)	Other insurance operating expense
	6		—	2,014.4	2,014.4	Net finance income from insurance contracts
	6		—	(397.1)	(397.1)	Net finance expense from reinsurance contract assets held
					3,962.3
Net premiums earned		21,006.1
Losses on claims, gross	2	(17,509.5)	17,509.5	—	—
Losses on claims, ceded to reinsurers	4	3,657.6	(3,657.6)	—	—
Losses on claims, net		(13,851.9)
Operating expenses	2, 5	(3,057.5)	3,057.5	—	—
Commissions, net	1, 2, 3	(3,454.9)	3,454.9	—	—
						Investment income
Interest and dividends		961.8	—	—	961.8	Interest and dividends
Share of profit of associates		1,014.7	—	7.7	1,022.4	Share of profit of associates
Net losses on investments		(1,733.9)	—	160.7	(1,573.2)	Net losses on investments
					411.0
						Other revenue and expenses
Other revenue		5,581.6	—	—	5,581.6	Non-insurance revenue
Other expenses		(5,520.9)	—	—	(5,520.9)	Non-insurance expenses
Gain on sale and consolidation of insurance subsidiaries		1,219.7			1,219.7	Gain on sale and consolidation of insurance subsidiaries
Interest expense		(452.8)	—	—	(452.8)	Interest expense
			(296.7)	—	(296.7)	Corporate and other expenses
					530.9
Earnings before income taxes		1,712.0	—	3,192.2	4,904.2	Earnings before income taxes
Provision for income taxes		(425.2)	—	(667.3)	(1,092.5)	Provision for income taxes
Net earnings		1,286.8	—	2,524.9	3,811.7	Net earnings

Attributable to:						Attributable to:
Shareholders of Fairfax		1,147.2	—	2,227.0	3,374.2	Shareholders of Fairfax
Non-controlling interests		139.6	—	297.9	437.5	Non-controlling interests
		1,286.8	—	2,524.9	3,811.7

Net earnings per share		$46.62			$140.83
Net earnings per diluted share		$43.49			$131.37

FAIRFAX FINANCIAL HOLDINGS LIMITED

The reclassification and measurement adjustments in the restated consolidated statement of earnings above principally reflect the following:

Note	Reclassification adjustments	Measurement adjustments
1	Commission expense on assumed reinsurance business is netted with insurance revenue whereas it was previously included within commissions, net.	Changes in gross earning patterns and other adjustments.
2

The following under IFRS 4 are included in insurance service expense under IFRS 17:

●
losses on claims, gross;
●
gross commissions, which were previously included within commissions, net; and
●
other acquisition costs and certain operating expenses, both of which were previously included within operating expenses.

The amount required to bring losses on claims, gross to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from insurance contracts and through insurance service expenses, respectively, to bring the claim to the amount that will be paid.

3	Netting of ceded commission income with the cost of reinsurance, whereas such income was previously included within commissions, net.	Changes in ceded earning patterns and other adjustments.
4	Losses on claims, ceded under IFRS 4 are presented as recoveries of insurance service expense under IFRS 17.

The amount required to bring losses on claims, ceded to reinsurers to its net present value using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the reinsurance contracts, and the application of a risk adjustment. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums. These measurement adjustments represent a timing difference as the effects of discounting and the application of a risk adjustment will reverse through net finance income (expense) from reinsurance contract assets held and through recoveries of insurance service expenses, respectively.

5	The portion of operating expenses under IFRS 4 which were determined to not be directly attributable are presented as other insurance operating expenses under IFRS 17.	No measurement adjustments.
6	No reclassification adjustments.	Unwind of the effects of discounting on both losses on claims, gross and losses on claims, ceded to bring these amounts to their ultimate settlement values.

For further details on the company’s material accounting policies and changes thereto during 2023, please see note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where specified.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Risk Management

Overview

The primary goals of the company’s financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 for a detailed discussion of the company’s risk management policies.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company’s issues and risks, including those risks discussed below, can be found in the section entitled “Risk Factors” in the company’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Insurance

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company’s success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover the company’s losses. This could adversely affect the company’s net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves.

In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, property losses tend to be reported promptly and are usually settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses ultimately paid may deviate, perhaps substantially, from the reserve estimates reflected in the company’s consolidated financial statements. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic and social inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis.

The company’s management of pricing and reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising from catastrophes. The company has experienced and will, in the future, experience catastrophe losses that may materially reduce the company’s profitability or harm its financial condition. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty

FAIRFAX FINANCIAL HOLDINGS LIMITED

lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company’s financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company’s management of catastrophe risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31,2023.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company’s reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Latent Claims

The company has established loss reserves for asbestos, environmental and other types of latent hazard claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company’s financial condition, profitability or cash flows in future periods.

The company’s exposure to asbestos, environmental and other latent hazard claims is discussed in the Asbestos, Pollution and Other Latent Hazards section of this MD&A. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2023.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances reported in reinsurance contract assets held may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay the company amounts due under reinsurance contracts, the company may incur unexpected losses and its operations,

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial condition and cash flows could be adversely affected. The credit risk associated with the company’s reinsurance contract assets held balances is described in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Reinsurance contract assets held section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes, and will continue to compete, with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company’s operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company’s management of pricing risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Emerging Claim and Coverage Issues

The liability for incurred claims for insurance contracts is an estimate and may be found to be deficient, perhaps significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemics. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically “short-tail”. In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company’s loss exposure. The company’s management of reserving risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Asbestos, Pollution and Other Latent Hazards section of this MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Some exclusions are with respect to risks which the company cannot exclude in its policies due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mold and cyber risk. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company’s insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company’s insurance and reinsurance subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the threat of sustained high inflation and its impact on claim costs and the effects of social inflation in the United States. The retrocession market continues to experience significant rate increases due to increased catastrophe activity in recent years. Each of the company’s insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the company’s reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance subsidiaries.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company’s insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to mandatory guaranty

FAIRFAX FINANCIAL HOLDINGS LIMITED

funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company’s Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Investments

Investment Portfolio

Investment returns are an important part of the company’s overall profitability as the company’s operating results depend in part on the performance of its investment portfolio. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company’s financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market and industry-specific conditions and the creditworthiness of counterparties.

The uncertainty around the ultimate amount and the timing of the company’s claim payments may force it to liquidate securities, which may cause the company to incur losses. If the company structures its investments improperly relative to its liabilities, it may be forced to liquidate investments prior to maturity or planned exit date at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from a decline in value could significantly decrease the company’s net earnings.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned.

Inflation rates in jurisdictions in which the company operates or invests have increased significantly in 2022 and 2023, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflationary increases may or may not be transitory and future inflation may be impacted by reductions or increases in labour market constraints, supply-chain disruptions and commodity prices. To address rising inflation, central banks across the world have simultaneously increased interest rates which have remained at a sustained high level. Inflation and the corresponding rise in interest rates in 2022 and 2023 have not had a material adverse effect on the company’s business, however, any further sustained upward trajectory in the inflation rate and corresponding increases to interest rates may have an adverse impact on the company’s operating results and its investments. Inflationary pressures in the jurisdictions in which the company operates or invests will continue to be monitored to assess any potential effects on the company’s operating results and investments.

In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company’s investment income and net gains on investment or result in investment losses. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and these circumstances may be exacerbated by adverse economic conditions, fluctuations in interest rates and volatility in the public markets and their ultimate value will therefore only be known upon their disposition or settlement.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, equity market risk, foreign currency risk, basis risk and counterparty risk. If the counterparties to the company’s derivative instruments fail to honor their obligations under the derivative instrument agreements, the company may lose the value of its derivative instruments, which failure could have an adverse effect on the company’s financial condition, profitability or cash flows. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company’s use of derivative instruments is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, equity market risk, foreign currency risk, interest rate risk and counterparty risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company’s use of derivative instruments is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2023.

The company’s derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

Capital

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company’s insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company’s long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company’s credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies in the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each insurance and reinsurance operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the company’s operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends or distributions in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. The company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the payment of dividends or distributions to the company. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries’ credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company’s liquidity and ability to meet its obligations.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the unsecured revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2023. The revolving credit facility contains various covenants that may restrict, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain sufficient levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company’s assets would be sufficient to repay that indebtedness in full. The company’s management of liquidity risk is discussed further in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023 and in the Liquidity section of this MD&A.

Technology

Technology Infrastructure

The company’s business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests

FAIRFAX FINANCIAL HOLDINGS LIMITED

contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company’s systems could interrupt the company’s operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company’s ability to pay claims in a timely manner.

In addition, a security breach of the company’s computer systems could damage the company’s reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company’s systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company’s information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs, reputational damage, regulatory scrutiny, litigation and adversely affect the company’s results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company’s ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company’s assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company’s consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company’s ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company’s business, financial condition, profitability or cash flows.

Other

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company’s financial

FAIRFAX FINANCIAL HOLDINGS LIMITED

condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances, increased exposure to industry-specific and credit risks and potential for legal liabilities, and incurrence of indebtedness to finance the transactions, some or all of which could have a material adverse effect on the company’s business, results of operations and financial position. The company cannot be certain that any acquired businesses will achieve the anticipated revenues, income and synergies, or that acquisitions of loan portfolios will perform as anticipated. Failure on the company’s part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be certain that it will be able to identify appropriate targets, profitably manage additional businesses, investments and/or portfolios or successfully integrate any acquired business into its operations.

The strategies and performance of the company’s subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company’s Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company’s recent acquisitions and divestitures are discussed in note 21 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2023.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputation of these individuals are important factors in the company’s ability to attract new business and investment opportunities. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of these key employees, or the inability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality and profitability of the company. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company’s insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company’s insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company’s business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company’s financial results by limiting its operating insurance subsidiaries’ ability to make investments consistent with the company’s total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company’s management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 22 (Financial Risk Management, under the heading of “Capital Management”) to the consolidated financial statements for the year ended December 31, 2023 and in the “Capital Resources and Management” section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company’s business is

FAIRFAX FINANCIAL HOLDINGS LIMITED

subject to the Canadian Corruption of Foreign Public Officials Act, U.S. Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company’s business and/or reputation and therefore have a material adverse effect on the company’s financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company’s involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company’s costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of terrorism, war, hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its subsidiaries, affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2023.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.9% of the voting power of the company’s outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company’s multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company’s annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.ca.

Foreign Exchange

The company’s reporting currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company’s financial condition, profitability or cash flows. The company’s management of foreign currency risk is discussed in note 22 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2023.

IFRS 17 Insurance Contracts

IFRS 17 as issued by the IASB was adopted by the company on January 1, 2023. The standard was applied retrospectively with restatement of comparative periods presented in the financial statements. IFRS 17 replaces IFRS 4 Insurance Contracts and brings considerable changes to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. IFRS 17 has certain risks associated with its adoption, including, but not limited to:

●	operational risks – IFRS 17 requires a more extensive set of financial data, introduces complex assessment techniques, computational requirements and disclosures, which required a major transformation to various actuarial and financial reporting processes, tools, and systems. The complexity and additional workload imposed by IFRS 17 creates additional challenges in retaining key personnel, and the company’s ability to identify, hire and retain other highly qualified personnel in the future could adversely affect the quality of financial data and required complex disclosures;
●	financial reporting and business risks – IFRS 17 brings additional changes and volatility in the company’s reported consolidated financial results, with potential volatility in the company’s consolidated statement of earnings and financial position, which may continue to require the creation or modification of non-GAAP measures to explain the company’s results in the MD&A; and
●	income tax risks – in certain jurisdictions, including Canada, the implementation of IFRS 17 impacts income tax positions and other financial metrics that are dependent upon IFRS accounting values.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company’s consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate’s fair value and value-in-use).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company’s goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company’s investments in associates are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2023.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

There is a risk that Canadian or foreign tax laws, or the interpretation thereof, could change in a manner that adversely affects the company. Canada, together with approximately 140 other countries comprising the Organisation for Economic Co-operation and Development (“OECD”) and the G20 Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”), approved in principle in 2021 certain base erosion tax initiatives including the introduction of a 15% global minimum tax which was initially intended to be effective in 2023. The Canadian federal budget released on March 28, 2023 (“Budget 2023”) reaffirmed Canada’s intention to introduce legislation implementing the global minimum tax. As announced in Budget 2023, the primary charging rule of the global minimum tax and a domestic minimum top-up tax will be effective for fiscal years of multinational corporations that begin on or after December 31, 2023. The secondary charging rule will be effective for fiscal years that begin on or after December 31, 2024. On August 4, 2023, the Department of Finance Canada released for public comment draft legislative proposals to implement the global minimum tax. Comments on the draft legislative proposals were invited until September 29, 2023. The Department of Finance Canada has not yet released another version of the minimum tax proposals. In addition to Canada, a number of other jurisdictions have implemented, or are considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the BEPS initiative. On November 28, 2023, the Department of Finance Canada released draft legislative proposals (revising prior draft legislative proposals released for comment in August 2023, that revised draft legislative proposals from February and November 2022) which, if enacted, may limit the deductibility of certain interest and financing expenses for Canadian tax purposes. The draft legislative proposals are generally intended to apply in respect of taxation years beginning on or after October 1, 2023. The draft legislative proposals received first reading at the House of Commons on November 30, 2023. The company will continue to monitor the BEPS and interest deductibility limitation proposals, which may result in an increase in future taxes and an adverse effect on the company.

The company’s deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2023.

Conflicts in Ukraine and Israel and geopolitical events and economic disruptions worldwide

Supply chain disruptions and volatility in commodity prices, persist in many regions of the world, contributing to increased inflationary pressures, worsened by supply shocks arising from the conflicts in Ukraine and Israel and other geopolitical events worldwide. In response, central banks around the world have aggressively raised interest rates in an effort to ease rising inflation. The company’s businesses rely, to a certain extent, on free movement of goods, services and capital from around the world, and as a result, are facing upward cost pressures. Given the ongoing and dynamic nature of the circumstances surrounding the conflicts in Ukraine and Israel, and other geopolitical events worldwide, it is difficult to predict how significant these continuing events or the occurrence of any similar events will be on the global economy and the company’s businesses, investments and employees, or for how long any further disruptions

FAIRFAX FINANCIAL HOLDINGS LIMITED

in the future are likely to continue. Such further developments could have a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Recent events in the banking sector

Recently, concerns have arisen with respect to the financial condition of a number of banking organizations in the United States, in particular those with exposure to certain types of depositors and large portfolios of investment securities. Silicon Valley Bank and Signature Bank were both placed into receivership of The Federal Deposit Insurance Corporation resulting from significant and rapid deposit outflows and the Federal Reserve Board announced it will make available additional funding to eligible depository institutions to assist banking organizations with potential liquidity needs. Most recently, First Republic Bank was forced by U.S. bank regulators to be sold to JPMorgan Chase. Additional banks, particularly in the regional banking sector, may be at risk in the future. These events have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally, and have added to already adverse market and economic conditions. While the company’s business, operations and balance sheet differ substantially from the banking institutions that are the focus of the greatest scrutiny, the operating environment and performance of the financial services sector can be highly correlated, in particular in times of stress, which has, and may continue to adversely affect the company’s results of operations and financial condition. Although it is not possible to predict the future performance of the markets with any certainty, the company will continue to closely monitor these events as the uncertain and evolving economic environment could increase the risk of loss on the company’s investments. If other banks or financial institutions enter receivership or become insolvent in the future, there could be a material adverse effect on the company’s business, financial condition, profitability or cash flows.

Other

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2023
Income(1)	9,325.6	8,605.5	9,703.6	10,782.5	38,417.2
Net earnings	1,404.0	829.1	1,187.0	1,674.8	5,094.9
Net earnings attributable to shareholders of Fairfax	1,250.0	734.4	1,068.9	1,328.5	4,381.8
Net earnings per share	$53.17	$31.10	$45.62	$57.02	$186.87
Net earnings per diluted share	$49.38	$28.80	$42.26	$52.87	$173.24

2022 Restated(2)
Income(1)	6,858.8	6,622.7	7,940.6	9,274.0	30,696.1
Net earnings	698.8	49.3	582.7	2,480.9	3,811.7
Net earnings (loss) attributable to shareholders of Fairfax	588.7	(32.0)	499.4	2,318.1	3,374.2
Net earnings (loss) per share	$24.23	$(1.83)	$20.71	$98.62	$140.83
Net earnings (loss) per diluted share	$22.67	$(1.83)	$19.31	$91.87	$131.37

(1)

Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.

(2)

Quarterly and full year data for the year ended December 31, 2022 have been restated for the adoption of IFRS 17 on January 1, 2023 which is described in note 3 (Summary of Material Accounting Policies) to the consolidated financial statements for the year ended December 31, 2023.

Income of $9,325.6 in the first quarter of 2023 increased compared to $6,858.8 in the first quarter of 2022, principally as a result of increased insurance revenue, primarily in the North American Insurers and Global Insurers and Reinsurers reporting segments, net gains on investments (compared to net losses on investments in the first quarter of 2022) and increases in non-insurance revenue, interest and dividends and share profit of associates. Net earnings attributable to shareholders of Fairfax increased to $1,250.0 (net earnings of $53.17 and $49.38 per basic and diluted share respectively) in the first quarter of 2023 from $588.7 (net earnings of $24.23 and $22.67 per basic and diluted share respectively) in the first quarter of 2022, primarily reflected net gains on investments primarily on the bond portfolio as the change in interest rate environment was more pronounced in the first quarter of 2022 and increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result, share of profit of associates and interest and dividends), partially offset by net finance expense from insurance contracts and reinsurance contract assets

FAIRFAX FINANCIAL HOLDINGS LIMITED

held compared to net finance income that also reflected the change in interest rate environment in 2022 and higher unwinding of the effects of discounting in the first quarter of 2023.

Income of $8,605.5 in the second quarter of 2023 increased from $6,622.7 in the second quarter of 2022, principally as a result of increased insurance revenue at each of the company’s property and casualty insurance and reinsurance reporting segments, higher interest and dividends, and lower net losses on investments. Net earnings attributable to shareholders of Fairfax of $734.4 (net earnings of $31.10 and $28.80 per basic and diluted share respectively) in the second quarter of 2023 compared to net loss attributable to shareholders of Fairfax of $32.0 (net loss of $1.83 per basic and diluted share) in the second quarter of 2022, principally reflected lower net losses on investments primarily related to the company’s long equity exposures and increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends), partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as the change in interest rate environment continued to be more pronounced in the second quarter of 2022 and higher unwinding of the effects of discounting in the second quarter of 2023.

Income of $9,703.6 in the third quarter of 2023 increased from $7,940.6 in the third quarter of 2022, principally as a result of increased insurance revenue at each of the company’s property and casualty insurance and reinsurance reporting segments, increases in non-insurance revenue and interest and dividends, and net gains on investments (compared to net losses on investments in the third quarter of 2022). Net earnings attributable to shareholders of Fairfax of $1,068.9 (net earnings of $45.62 and $42.26 per basic and diluted share respectively) in the third quarter of 2023 compared to net earnings attributable to shareholders of Fairfax of $499.4 (net earnings of $20.71 and $19.31 per basic and diluted share respectively) in the third quarter of 2022, principally reflected increased operating income at the property and casualty insurance and reinsurance operations (reflecting increases in the insurance service result and interest and dividends) and higher net gains on investments primarily on the company’s long equity exposures, partially offset by net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as the change in interest rate environment was more pronounced in the third quarter of 2022 and higher unwinding of the effects of discounting in the third quarter of 2023.

Income of $10,782.5 in the fourth quarter of 2023 increased from $9,274.0 in the fourth quarter of 2022, principally as a result of increased insurance revenue, primarily in the North American Insurers and International Insurers and Reinsurers reporting segments, higher interest and dividends and net gains on investments. Net earnings attributable to shareholders of Fairfax decreased to $1,328.5 (net earnings of $57.02 and $52.87 per basic and diluted share respectively) in the fourth quarter of 2023 from $2,318.1 (net earnings of $98.62 and $91.87 per basic and diluted share respectively) in the fourth quarter of 2022, principally reflecting net finance expense from insurance contracts and reinsurance contract assets held compared to net finance income as a result of the effect of decreases in discount rates and higher unwinding of the effects of discounting in the fourth quarter of 2023 and the gain on sale of Crum & Forster’s Pet Insurance Group and Pethealth in the fourth quarter of 2022, partially offset by higher net gains on investments, lower provision for income taxes and the gain on consolidation of Gulf Insurance in the fourth quarter of 2023.

Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

In addition, the adoption of IFRS 17 on January 1, 2023 has affected the full year of 2023 and 2022 operating results of the company’s insurance and reinsurance companies with the introduction of discounting net claims reserves and a risk adjustment for uncertainty related to the timing and amount of cash flows from non-financial risk, the occurrence of which are not predictable, and have had (and are expected to continue to have) a significant impact on net earnings.

Stock Prices and Share Information

At March 7, 2024, Fairfax had 22,142,338 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 22,891,108 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2023 and 2022.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn$)
2023
High	956.00	1,021.49	1,160.31	1,271.05
Low	794.26	870.31	939.05	1,070.00
Close	898.83	992.29	1,108.77	1,222.51

2022
High	700.00	716.59	707.91	815.01
Low	569.62	623.54	612.00	612.00
Close	682.03	682.10	630.89	802.07

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Glossary of Non-GAAP and Other Financial Measures

Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company’s Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Supplementary Financial Measures

Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.

Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders’ equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading “Common stock”) respectively to the consolidated financial statements for the year ended December 31, 2023. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $10.00 per common share dividend is calculated in the same manner except that it assumes the annual $10.00 per common share dividend paid in the first quarter of 2023 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.

Equity exposures – Long equity exposures refer to the company’s long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company’s long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 22 (Financial Risk Management, under the heading “Market risk”) to the consolidated financial statements for the year ended December 31, 2023.

Capital Management Measures

Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company’s consolidated financial statements for the year ended December 31, 2023, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 22 (Financial Risk Management, under the heading “Capital Management”).

Total of Segments Measures

Property and casualty insurance and reinsurance – References in this MD&A to the company’s property and casualty insurance and reinsurance operations do not include the company’s life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.

Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company’s insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023. All figures in that reconciliation are from the company’s consolidated statement of earnings for the year ended December 31, 2023, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates. Refer to the Corporate Overhead and Other section in this MD&A.

Non-GAAP Financial Measures and Ratios

The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.

Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading “Underwriting Performance”.

Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).

Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances related to the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and

FAIRFAX FINANCIAL HOLDINGS LIMITED

casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.

The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) for the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading “Underwriting Performance”.

	Year ended December 31,
							Property and Casualty
	North American		Global Insurers and		International Insurers		Insurance and
	Insurers		Reinsurers		and Reinsurers		Reinsurance
	2023	2022	2023	2022	2023	2022	2023	2022
Reconciliation of net premiums earned:
Insurance revenue(1)	8,137.2	7,260.6	15,600.3	14,790.2	3,453.8	2,852.1	27,191.3	24,902.9
Cost of reinsurance(1)	(1,296.8)	(962.9)	(2,916.7)	(2,927.3)	(1,165.4)	(956.5)	(5,378.9)	(4,846.7)
Net insurance revenue	6,840.4	6,297.7	12,683.6	11,862.9	2,288.4	1,895.6	21,812.4	20,056.2
Adjust for: net ceding commissions on reinsurance assumed and other	(338.0)	(189.9)	851.3	864.1	(74.5)	(66.6)	438.8	607.6
Net premiums earned	6,502.4	6,107.8	13,534.9	12,727.0	2,213.9	1,829.0	22,251.2	20,663.8

Total underwriting expenses, net:
Losses on claims - accident year	4,230.2	3,733.2	8,757.4	8,715.6	1,394.0	1,207.6	14,381.6	13,656.4
Net favourable reserve development	(127.2)	(77.2)	(81.6)	(21.1)	(100.8)	(97.9)	(309.6)	(196.2)
Losses on claims - calendar year	4,103.0	3,656.0	8,675.8	8,694.5	1,293.2	1,109.7	14,072.0	13,460.2
Commissions	1,008.5	998.3	2,337.7	2,109.6	359.4	324.3	3,705.6	3,432.2
Other underwriting expenses	1,078.2	1,020.5	1,402.8	1,263.9	470.4	381.7	2,951.4	2,666.1
Total underwriting expenses, net	6,189.7	5,674.8	12,416.3	12,068.0	2,123.0	1,815.7	20,729.0	19,558.5
Underwriting profit	312.7	433.0	1,118.6	659.0	90.9	13.3	1,522.2	1,105.3
Combined ratios, undiscounted	95.2%	92.9%	91.7%	94.8%	95.9%	99.3%	93.2%	94.7%

(1)	As presented in the Net Earnings by Reporting Segment section of this MD&A.

Float – In the insurance industry the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims is referred to as float. The company calculates its float as the sum of its insurance contract liabilities and insurance contract payables, less the sum of its reinsurance contract assets held and insurance contract receivables, adjusted to remove the effects of discounting, risk adjustment and life insurance operations from insurance contract liabilities and reinsurance contract assets held. Float of a reporting segment or segments is calculated in the same manner using the company’s segmented balance sheet. The annual benefit (cost) of float is calculated by expressing annual underwriting profit (loss) as described above as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company’s non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31, 2023			December 31, 2022
			Excess of fair			Excess of fair
		Carrying	value over		Carrying	value over
	Fair value	value	carrying value	Fair value	value	carrying value
Non-insurance associates	6,825.9	6,221.7	604.2	5,684.3	5,418.0	266.3
Non-insurance companies	1,529.4	1,127.6	401.8	1,052.9	1,009.2	43.7
	8,355.3	7,349.3	1,006.0	6,737.2	6,427.2	310.0

Non-insurance associates included in the performance measure

The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at December 31, 2023 and December 31, 2022, and excludes investments in associates held by the company’s consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	December 31, 2023		December 31, 2022
		Carrying		Carrying
	Fair value	value	Fair value	value
Investments in associates as presented on the consolidated balance sheets	7,553.2	6,607.6	6,772.9	6,093.1
Less:
Insurance and reinsurance investments in associates(1)	711.2	368.7	1,069.0	649.1
Associates held by consolidated non-insurance companies(2)	16.1	17.2	19.6	26.0
Non-insurance associates included in the performance measure	6,825.9	6,221.7	5,684.3	5,418.0

(1)	As presented in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2023.
(2)	Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure

The fair values of market traded consolidated non-insurance companies are calculated as the company’s pro rata ownership share of each subsidiary’s market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax’s share of that subsidiary’s net assets, calculated as the subsidiary’s total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company’s consolidated balance sheets as at December 31, 2023 and December 31, 2022, as shown in the table below which reconciles the

FAIRFAX FINANCIAL HOLDINGS LIMITED

consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company’s consolidated balance sheet.

	December 31, 2023			December 31, 2022
	Market traded	All other non-	Total non-	Market traded	All other non-	Total non-
	non-insurance	insurance	insurance	non-insurance	insurance	insurance
	companies	companies(2)	companies(1)	companies	companies(2)	companies(1)
Portfolio investments	2,445.1	51.4	2,496.5	2,099.4	19.9	2,119.3
Deferred income tax assets	29.2	24.9	54.1	37.5	17.0	54.5
Goodwill and intangible assets	585.8	1,535.8	2,121.6	759.9	1,524.5	2,284.4
Other assets	1,271.2	3,106.2	4,377.4	1,279.2	2,874.0	4,153.2
Total assets	4,331.3	4,718.3	9,049.6	4,176.0	4,435.4	8,611.4

Accounts payable and accrued liabilities(3)	1,026.8	1,758.7	2,785.5	929.4	1,583.7	2,513.1
Derivative obligations	—	61.0	61.0	—	58.2	58.2
Deferred income tax liabilities	38.8	235.4	274.2	28.5	223.9	252.4
Borrowings - non-insurance companies	721.6	1,170.2	1,891.8	845.8	1,151.1	1,996.9
Total liabilities	1,787.2	3,225.3	5,012.5	1,803.7	3,016.9	4,820.6

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,127.6	1,274.9	2,402.5	1,009.2	1,091.2	2,100.4
Non-controlling interests	1,416.5	218.1	1,634.6	1,363.1	327.3	1,690.4
Total equity	2,544.1	1,493.0	4,037.1	2,372.3	1,418.5	3,790.8
Total liabilities and equity	4,331.3	4,718.3	9,049.6	4,176.0	4,435.4	8,611.4

(1)	Non-insurance companies as presented in the Segmented Balance Sheet in note 23 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2023.
(2)	Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)	Accounts payable and accrued liabilities includes due to affiliates.
(4)	Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary’s underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	Year ended December 31,
	2023	2022
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	5,002.9	5,301.6
All other reporting segments	456.8	(81.3)
Net purchases of investments classified at FVTPL	(5,499.1)	(9,640.2)
Cash used in operating activities as presented in the consolidated statement of cash flows	(39.4)	(4,419.9)

Intercompany shareholdings - On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as “Investments in Fairfax insurance and reinsurance affiliates”, intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as “Investments in Fairfax affiliates” in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Appendix to Chairman’s Letter to Shareholders

The Chairman’s Letter to Shareholders (“the Letter”) presents the performance of the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the Letter, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.

Fairfax Worldwide Insurance Operations as at December 31, 2023

This table in the Letter includes information on certain non-consolidated insurance companies which are presented as insurance and reinsurance investments in associates in note 6 (Investments in Associates) to the company’s consolidated financial statements for the year ended December 31, 2023. As associates are recorded using the equity method of accounting under IFRS and not consolidated, the gross premiums written and investment portfolios of these associates are not included in the relevant amounts presented in the company’s consolidated statement of earnings and consolidated balance sheet respectively.

Gross Premiums Written per Share

This is a non-GAAP financial measure calculated as gross premiums written by the property and casualty insurance and reinsurance companies divided by the number of common shares effectively outstanding, as presented in the MD&A of this Annual Report, under the heading “Overview of Consolidated Performance”, and in note 16 (Total Equity) to the company’s consolidated financial statements for the year ended December 31, 2023, respectively. Management uses this measure as an indicator of organic growth and accretive acquisitions in its property and casualty insurance and reinsurance operations, and to illustrate the benefit premiums have on book value per basic share.

Compound Growth in Book Value per Share

This supplementary financial measure is calculated as the compound return on book value per basic share for the beginning and ending years of the relevant measurement period. Book value per basic share is described in the MD&A of this annual report, under the heading “Glossary of Non-GAAP and Other Financial Measures”.

Average Total Return on Investments

This supplementary financial measure is calculated as the simple average of total return on average investments for the relevant years in the measurement period. Total return on average investments is described in the MD&A of this annual report, under the heading “Total Return on the Investment Portfolio”.

Yield on Fixed Income Portfolio

This supplementary financial measure is used by the company, among other financial measures, to evaluate the investment performance of the company’s fixed income portfolio, and is calculated as interest income earned on cash, short term investments and bonds divided by the average fixed income portfolio balance.

	Year ended December 31,
	2023	2022
Interest income:
Cash and short term investments(1)	279.4	101.5
Bonds(1)	1,624.9	753.1
Total	1,904.3	854.6
Fixed income portfolio:
Cash and cash equivalents(2)	5,303.8	6,980.8
Short term investments(2)	1,953.1	3,405.2
Bonds(2)	36,304.7	29,001.2
Total	43,561.6	39,387.2
Yield on Fixed Income Portfolio	4.6%	2.2%
(1)	As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	As presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2023, excluding Gulf Insurance’s cash and cash equivalents, short term investments and bonds at December 31, 2023 of $459.9, $376.0 and $1,136.3, respectively (December 31, 2022 – nil, nil and nil).

Unconsolidated Balance Sheet

The unconsolidated balance sheet in the Letter presents the carrying values of the company’s subsidiaries prior to consolidation to better reflect the amount invested into the company’s core property and casualty insurance and reinsurance operations. The company also presents per share amounts for each line item in the unconsolidated balance sheet to better illustrate the composition of book value per basic share. Per share amounts are calculated by dividing the dollar amount of each line item by the number of common shares effectively outstanding, which is presented in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2023. As IFRS requires that controlled subsidiaries be consolidated, the following table presents a reconciliation of the unconsolidated balance

FAIRFAX FINANCIAL HOLDINGS LIMITED

sheet to the company’s consolidated balance sheet as at December 31, 2023. All figures are rounded to US$ billions, and may not add due to rounding.

	December 31, 2023
	As presented in			As presented in
	the unconsolidated		Consolidation of	the consolidated
	balance sheet	Reclassifications	subsidiaries	balance sheet
Assets	(US$ billions)
Northbridge	2.3	—	(2.3)	—
Odyssey Group	5.3	—	(5.3)	—
Crum & Forster	2.7	—	(2.7)	—
Zenith National	1.2	—	(1.2)	—
Brit	2.4	—	(2.4)	—
Allied World	4.8	—	(4.8)	—
International Insurers and Reinsurers	5.6	—	(5.6)	—
Life insurance and Run-off	0.3	—	(0.3)	—
Insurance and reinsurance operations	24.6	—	(24.6)	—
Recipe	0.7	—	(0.7)	—
Fairfax India	0.8	—	(0.8)	—
Grivalia Hospitality	0.6	—	(0.6)	—
Thomas Cook India	0.2	—	(0.2)	—
Other Non-insurance	0.1	—	(0.1)	—
Non-insurance operations	2.4	—	(2.4)	—
Total consolidated operations	27.0	—	(27.0)	—
Holding company cash and investments	1.8	—	—	1.8
Insurance contract receivables	—	—	0.9	0.9
Investments in associates	1.0	(1.0)	—	—
Portfolio investments	—	1.0	62.4	63.4
Reinsurance contract assets held	—	—	10.9	10.9
Deferred income tax assets	—	—	0.3	0.3
Goodwill and intangible assets	—	—	6.4	6.4
Other assets	—	0.6	7.7	8.3
Other holding company assets	0.6	(0.6)	—	—
Total assets	30.4	—	61.6	92.0

Liabilities
Accounts payable and accrued liabilities	0.6	—	4.9	5.5
Derivative obligations	—	—	0.4	0.4
Deferred income tax liabilities	—	—	1.3	1.3
Insurance contract payables	—	—	1.2	1.2
Insurance contract liabilities	—	—	46.2	46.2
Borrowings – holding company and insurance and reinsurance companies	—	6.9	0.9	7.8
Borrowings – non-insurance companies	—	—	1.9	1.9
Borrowings – holding company	6.9	(6.9)	—	—
Total liabilities	7.5	—	56.8	64.3

Equity
Common shareholders’ equity	21.6	—	—	21.6
Preferred stock	1.3	—	—	1.3
Shareholders’ equity attributable to shareholders of Fairfax	22.9	—	—	22.9
Non-controlling interests	—	—	4.8	4.8
Total Equity	22.9	—	4.8	27.7
Total Liabilities and Total Equity	30.4	—	61.6	92.0